FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 12, 2006

Commission File Number   001-16125

Advanced Semiconductor Engineering, Inc.
(Exact name of Registrant as specified in its charter)

26 Chin Third Road
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: June 12, 2006	By:	/s/ Joseph Tung

	Name: Title:	Joseph Tung Chief Financial Officer

Meeting Agenda

Contents

Meeting Procedure	1
Meeting Agenda	2
Reports	3
Ratification	5
Motions for Discussions	6
Elections	13
Other Proposal	14
Extempore Motion	14

Attachments:
I	2005 Business Report		15
II	Supervisors’ Report		19
III	CPA Audit Report and 2005 Financial Statement		20
IV	Table of Comparison of Revised Procedure for Acquisition or Disposal of Assets		42
V	Table of Comparison of Revised Procedure for Endorsement Guarantee		45
VI	Table of Comparison of Revised Rules for Annual Shareholders’ Meeting Agenda		46
VII	Table of Comparison of Revised Articles of Incorporation		47
VIII	Spin-Off Plan		48
	Schedule 1	ASE Electronic Inc. Comparison Table of the Changes of the Articles of Incorporation	55
	Schedule 2	Assets and Liabilities to be Divided and Transferred	56
	Schedule 3	Fairness Opinion	57

Appendixes:
I	Rules of Procedure for Shareholders’ Meeting (before revision)	59
II	Rules of Election for Directors and Supervisors	62
III	Articles of Incorporation (before revision)	64
IV	Status of Holdings by Directors and Supervisors	69
V	Status of Distribution of Bonus to Employees and Remuneration for Directors and Supervisors under the Profit Distribution Proposal Approved by the Board of Directors	70
VI	Impact of Gratuitous Stock Dividend Distribution on the Company’s Operating Performance and Earnings Per Share	71

Advanced Semiconductor Engineering, Inc.

2006 Annual Shareholders’ Meeting

MEETING PROCEDURE

1.	Meeting called to order (announcing respective holding of shareholders present)
2.	Chairperson's opening remarks
3.	Status report
4.	Matters for ratification
5.	Matters for discussion
6.	Elections
7.	Other proposals
8.	Extempore motions
9.	Meeting ended

Advanced Semiconductor Engineering, Inc.

2006 Annual Shareholders' Meeting Agenda

1.	Time: June 21, 2006 (Wednesday) at 10 a.m.

2.	Place: Zhuang Jing Auditorium, 600 Jiachang Rd., Nantz Processing Export Zone, Nantz District, Kaohsiung City

3.	Present : All shareholders and proxies

4.	Chairperson's Remarks

5.	Status Report

	1.	2005 Business Report
	2.	Supervisor’s Report on 2005 actual budget
	3.	Report on total amount for endorsement , guarantee and amount of loans to third parties.
	4.	Report on indirect investment on Mainland China and the implementation thereof.

6.	Matters for Ratification

	Item 1 :	Ratification of the Company's 2005 actual budget
	Item 2 :	Ratification of the Company's 2005 replenishment plan for loss

7.	Matters for Discussion

	Case I:	Discussions of revision of Procedure for Acquisition or Disposal of Assets
	Case II:	Discussions of revision of Procedure for Endorsement Guarantee
	Case III:	Discussions of revision of Rules for Annual Shareholders’ Meeting Agenda
	Case IV:	Discussions of authorizing the Board to opt at the optimal time for capital increase in cash by joining the issuance of GDR (Global depository receipts) or domestic capital increase in cash or issuance of domestic or foreign convertible bond to raise fund.
	Case V:	Discussions of revision of Articles of Incorporation
	Case VI:	Proposal of the Proposed Spin-Off (defined below) between the Company and ASE Electronics Inc. is hereby submitted for the shareholders’ meeting’s approval.

8.	Elections

	Case I	The term of office for directors of the Company is to be expired and, in accordance with, election will be held. In conjunction with the provisions of law, it is proposed that reelection of supervisors will be held first.

9.	Other Proposals

	Case I	Agreement to lift restrictions imposed on newly elected directors of the Company for engagement in competitive business.

10.	Extempore Motions

11.	Meeting Ended

Status Report

1.	The Company's 2005 Business Report (proposed by the Board of Directors) Explanation: Please see Attachment I for the 2005 Business Report.

2.	Supervisors' Report on 2005 Actual Budget (proposed by the Board of Directors) Explanation: Please see Attachment II for the Supervisors’ Report on their review.

3.	Report of the Company's aggregate amount of endorsements and guarantees and amounts of loans extended to others as of December 31, 2005 (proposed by the Board of Directors)

Explanation: 1. Details of the Company’s amounts of endorsements and guarantees as of December 31, 2005 are as follows:

Unit: NT$1,000

Warrantee	Relationship	Amount Guaranteed
ASE Test Finance Ltd.	A great grand-son company that an ASE subsidiary has indirect holdings in excess of 50%	6,341,980 (Note)
ASE Singapore Pte Ltd.	A great grand-son company that an ASE subsidiary has indirect holdings in excess of 50%	800,388
ASE Holding Electronics (Philippines), Incorporated	A grand-son company that an ASE subsidiary has indirect holdings in excess of 50%	59,148
ASE (Shanghai) Inc.	A grand-son company that an ASE subsidiary has indirect holdings in excess of 50%	6,046,240
For joint use by ASE (Shanghai) Ltd., ASE Module (Shanghai) Inc. and ASE (Kunshan) Inc.	A grand-son company that an ASE subsidiary has indirect holdings in excess of 50%	492,900
Omniquest Industrial Limited	A subsidiary the Company has direct holdings in excess of 50%	55,862
Grand Total		13,796,518

Note:	Including a syndicate loan of US$115,000,000 guaranteed by the Company for subsidiary ASE Test Finance Ltd. for use by subsidiary ASE Test Ltd. The loan is further guaranteed by Asia Test Inc. on behalf of its parent company, ASE Test Ltd.; and another syndicate loan of US$78,000,000 the Company and subsidiary ASE Test Ltd. jointly guaranteed for use by subsidiary ASE Test Finance Ltd.

2. At the time of writing, the company does not have loans granted to others.

D. Report on indirect investment on Mainland China (proposed by the Board of Directors)

Explanation: The following depicts the newly added indirect investment out of the Company’s own reserves on Mainland China from third countries in 2005:

Approval No. by Investment Commission, MOEA	Name of company on Mainland China with indirect investment	Amount approved
Ching-Shen-Er-Tze-#094013520 dated 06.30/2005	ASE (Shanghai) Inc.	US$30 million
Ching-Shen-Er-Tze-#094025182 dated 11.02/2005	ASE (Shanghai) Inc.	US$30 million
Ching-Shen-Er-Tze-#094035507 dated 12.21/2005	ASE Hi-Tech (Shanghai) Co., Ltd.	US$15 million

Matters for Ratification

Item 1 (proposed by the Board of Directors)

Proposal:	Please ratify the Company's report on 2005 actual budget.

Explanation:	1.	The Company's 2005 financial statements have been audited and attested by Deloitte & Touche and reviewed by the Supervisors.

	2.	Please ratify the financial statements (see Attachment III for details) and the 2005 Business Report (see Attachment I for details).

Resolution:

Item 2 (proposed by the Board of Directors)

Proposal:	Please ratify the Company’s 2005 replenishment plan for loss.
Explanation:	The Board of Directors has drafted the Company’s 2005 replenishment plan for loss plan as shown in the table below in accordance with the Company Law and the Articles of Incorporation for your ratification.

Advanced Semiconductor Engineering, Inc.
2005 Replenishment Plan for Loss

Unit: NT$
Items	Amount
Undistributed earnings from the previous year	$198,718,283
Net loss for this year	(4,691,187,035)

Non-replenished loss by the end of the year	$(4,492,368,752)
Legally reserved surplus used to replenish loss	1,746,914,438
Capital reserve used to replenish loss	2,314,447,284

Balance of non-replenished loss by the end of
the year	$(431,107,030)

	Note 1:	In accordance with Article 239 of the Company Law, the legally reserved surplus of NT$1,746,914,438 was first used to replenish the loss, followed by capital reserve of NT$2,314,447,284 to make up the loss.
	Note 2:	Sources of the capital reserve used to replenish the loss were:
(1) Capital reserve of NT$2,093,711,975 resultant from stock premium, including the capital reserve of NT$1,919,679,305 generated from merge of ASE Material Co., Inc and ASE (Chung Li) Inc.
(2) Capital reserve of NT$220,735,309 for trading of treasury stocks, including the capital reserve generated from stock sales of the extinguished companies, ASE Investment Inc. and ASE Capital Inc. before merger.
	Note 3:	After the replenishment, the Company remains to have balance of non-replenished loss by the end of the year of NT$431,107,030.

Resolution:

Motions for Discussions

Item 1 (Proposed by the Board of Directors)

Proposal:	Please discuss the revised version of the Company’s Procedure for Acquisition or Disposal of Assets.

Explanation:	1.	In conjunction with the revised affirmation criteria for parent and subsidiary companies as set forth in Financial and Accounting Guidelines Gazette #7 and in coordination with the needs of internal operation, the Board of Directors of the Company passed the resolution on April 3, 2006 to revise part of the provisions of the Company’s Procedure for Acquisition or Disposal of Assets.

	2.	For details of the table of comparison, please refer to Appendix IV attached herewith.

Resolution:

Item 2 (Proposed by the Board of Directors)

Proposal:	Please discuss the revised version of the Company’s Procedure for Endorsement Guarantee.

Explanation:	1.	In conjunction with the revised Guidelines Governing Handling of Capital and Endorsement for Guarantee by Listed Companies promulgated on December 29, 2005 by Financial Supervisory Commission, Executive Yuan, the Board of Directors of the Company passed the resolution on April 3, 2006 to revise part of the provisions of the Company’s Procedure for Endorsement Guarantee.

	2.	For details of the table of comparison, please refer to Appendix V attached herewith.

Resolution:

Item 3 (Proposed by the Board of Directors)
Proposal:	Please discuss the revised version of the Company’s Rules for Annual Shareholders’ Meeting Agenda.

Explanation:	1.	In conjunction with the revised Company Law pertaining to rules for shares without voting rights, the Board of Directors of the Company passed the resolution on April 3, 2006 to revise part of the provisions of the Company’s. Rules for Annual Shareholders’ Meeting Agenda.

	2.	For details of the table of comparison, please refer to Appendix VI attached herewith.

Resolution:

Item 4 (Proposed by the Board of Directors)

Proposal:	To respond to the Company’s future production capacity expansion plan, replenish operating funds, pay off bank loans or meet other funding needs of the Company’s long-term development, and to make the fund raising vehicles more diverse and flexible, the Board proposes to authorize the Board of Directors to raise funds at an appropriate time by issuance of common stock for cash to participate in issuance of global depository receipts, by domestic issuance of common stock for cash, or by issuance of domestic/foreign convertible corporate bonds in light of the market condition and the Company’s funding needs in accordance with the Articles of Incorporation, pertinent laws and various handling principles stated in the following explanation.

Explanation:	1.	The principles of authorizing the Board of Directors to carry out the issuance of new shares to participate in issuance of global depository receipts (GDR):

		(1)	New shares issued to participate in issuance of global depository receipts this time shall be limited to 500,000,000 shares. The Shareholders’ Meeting authorizes the Board of Directors and Chairperson to adjust the issuance within the aforesaid limit to stay in line with market situation, and place the entire issuance in one offering.

		(2)	The price of shares issued this time for increase in capital in cash by issuing common shares for participation in the issuance of GDR shall be governed by the Self-discipline Rules Governing Fund-raising and Issuance of Securities Assisted by Member Underwrites issued by Chinese Securities Association, which stipulates that the price shall not be lowered than the closing price for the common share on domestic open market on the date the price is set. The issuer may select one of the closing prices for the common share on the first, third and fifth business day prior to the price-setting date and calculate the closing price for common share at the simple arithmetic average minus 90% of average stock price after ex-rights of the non-remunerative appropriated share. If there are changes in related domestic laws and regulations, the price-setting method may change accordingly. In view of the short and volatile function of domestic stock price, the chairman of the board is authorized to adjust the actual issuance price within the above-prescribed scope in consultation with the underwriter, according to international practice, and in reference to international capital market, domestic stock price and the purchase condition so as to raise acceptance by overseas buyers. As such, the price-setting method for issuance of new shares should be reasonable. The deciding method for the price of the GDR issued this time is based on the fair price of common stock traded at the domestic open market, which allows original shareholders to purchase the common share at home at a price close to that for the GDR without bearing the foreign exchange risk and mobility risk. In other words, there is no major impact upon shareholder’s equity resultant from the GRD issuance in question. Moreover, new shares issued as a result of capital increase in cash that are eligible for participation in the tranche of the GDR versus the maximum dilution ratio of the original shareholder’s equity stand at 10.96%, which, in fact, have no major impact upon shareholder’s equity.

(3)	In accordance with Article 267 of the Company Law, 10% of the new issuance will be set aside for purchase by the Company’s employees. The remaining 90% will be publicly offered entirely in the form of global depository receipts as the original shareholders forfeit their rights of subscription according to Article 28-1 of the Securities Transaction Law. For shares not subscribed by employees, the Board of Directors may contact specific parties for purchase or include them in the issuance of global depository receipts, depending on market needs.

(4)	Funds raised through issuance of global depository receipts for capital increase in cash are estimated for use in overseas procurement, strengthening of operation capital, repayment of bank loans, purchase of machinery and equipment, single spinoff use or multiple spinoff use. Implementation of the above-mentioned items is expected to be completed within two years. Upon completion, it is estimated that competitiveness of the Company will be further enhanced, operation efficiency elevated, thereby producing positive effect upon shareholder’s equity.

(5)	The Board of Directors is authorized to determine the important particulars of this issuance of stock for cash, including issuance price, shares issued, issuing terms, source of funds, expected net proceeds, planned schedule, and expected benefits, and the global depository receipts issuance plan.

(6)	The Board of Directors is authorized to handle matters related to issuance of new shares after the issuance of stock for cash has been approved by the authorities concerned.

(7)	The Board of Directors is fully authorized to make changes to the issuing time, issuing terms, share issuance, issuance amount and other items in connection with this issuance of stock for cash and issuance of global depository receipts necessitated by the order of the authorities concerned, reevaluation of the operational plan, or the objective environment.

(8)	The Chairperson and his/her appointed representative are authorized to sign all documents in connection with this issuance of stock for cash and issuance of global depository receipts on behalf of the Company, and handle all related matters.

(9)	The Board of Directors is fully authorized to handle matters not specified herein as provided by law.

2.	The principles of authorizing the Board of Directors to issue new shares for raising funds in the domestic market:

	(1)	New shares issued this time shall be limited to 500,000,000 shares.

	(2)	The new shares will have a par value of NT$10 per share. The actual issuance price will be jointly decided by the Chairperson and underwriters in line with then market status and self-discipline Rules of issuance securities assisted by Member Underwrites issued by Chinese Securities Association. The new shares will be offered after the plan has been approved by the authorities concerned.

	(3)	This issuance of stock for cash of new shares will be carried out by book building. In accordance with Article 267 of the Company Law, 10% - 15% of the new issuance will be set aside for purchase by company employees. The remaining will be publicly offered entirely via book building as the original shareholders forfeit their rights of subscription according to Article 28-1 of the Securities and Exchange Law. For shares not subscribed by employees, the Board of Directors may contact specific parties for purchase.

	(4)	Funds raised through issuance of global depository receipts for capital increase in cash are estimated for use in overseas procurement, strengthening of operation capital, repayment of bank loans, purchase of machinery and equipment, single spinoff use or multiple spinoff use. Implementation of the above-mentioned items is expected to be completed within two years. Upon completion, it is estimated that competitiveness of the Company will be further enhanced, operation efficiency elevated, thereby producing positive effect upon shareholder’s equity.

	(5)	The Board of Directors is authorized to determine the important particulars in this issuance of stock for cash, including issuance price, shares issued, issuing terms, source of funds, expected net proceeds, planned schedule, and expected benefits. The Board of Directors is also fully authorized to make changes to the issuing plan in connection with this issuance of stock for cash necessitated by the order of the authorities concerned, reevaluation of the operational plan, or the objective environment.

(6)	The Board of Directors is authorized to separately set the determination date after this issuance of stock for cash plan has been approved by the authorities concerned.

(7)	The Board of Directors is fully authorized to make changes to the method of issuance as described in the preceding Subparagraph (3) necessitated by regulatory change or the objective environment.

(8)	The Board of Directors is fully authorized to handle matters not specified herein as provided by law.

3.	The principles of authorizing the Board of Directors to issue domestic/foreign convertible corporate bonds:

	(1)	Shares for conversion: They shall be limited to shares reserved for conversion of corporate bonds at the time of issuance.

	(2)	Time of issuance: It depends on funding needs of the Company and market status.

	(3)	Coupon rate: In reference to market rate at the time of issuance and being reasonable.

	(4)	Term of maturity: Depending on funding needs of the Company.

	(5)	Issuance conditions: As advised by the underwriters and in compliance with relevant laws and regulations.

	(6)	Funds raised from issuance of domestic/foreign convertible corporate bonds are estimated for use in overseas procurement, strengthening of operation capital, repayment of bank loans, purchase of machinery and equipment, single spinoff use or multiple spinoff use. Implementation of the above-mentioned items is expected to be completed within two years. Upon completion, it is estimated that competitiveness of the Company will be further enhanced, operation efficiency elevated, thereby producing positive effect upon shareholder’s equity.

	(7)	The Board of Directors is authorized to determine the issuing rules, expected net proceeds, planned schedule, and expected benefits in connection with the issuance of convertible bonds.

	(8)	The Chairperson and his/her appointed representative are authorized to sign all documents in connection with this issuance of convertible bonds on behalf of the Company, and handle all related matters.

	(9)	The Board of Directors is fully authorized by handle matters not specified herein as provided by law.

Resolution:

Item 5 (Proposed by the Board of Directors)

Proposal:	Revision of Articles of Incorporation

Explanation:	1.	In coordination with the needs of operation, part of the Company’s Articles of Incorporation is recommended for revision.

	2.	See Attachment VII for the table of comparison of the suggested revision.

Resolution:

Item 6 (Proposed the Board of Directors)

Proposal:	Proposal of the Proposed Spin-Off (defined below) between the Company and ASE Electronics Inc. is hereby submitted for the shareholders’ meeting’s approval.

Explanation:	1.	In order to facilitate its business specialization, to strengthen its core competencies and to further develop its line of business, the Company proposes to divide its existing material business department (including assets, liabilities, and business) to its wholly owned subsidiary, ASE Electronics Inc., and to receive new shares issued by ASE Electronics Inc., as consideration (the “Proposed Spin-Off”). It is anticipated that with independent operation after such division, the total performance and competitiveness of the material business department will be enhanced.

	2.	The scope of the divided material business department (including assets, liabilities, and business) is set aside in the attached “Spin-Off Plan”. The value of the assets to be transferred from the Company to ASE Electronics Inc., after deduction of the value of the liabilities to be transferred, is NT$ 2,254,673,641 With reference to the fairness opinion issued by independent experts in connection with the fair value of the Company's material business department and the reasonableness of the consideration paid by ASE Electronics Inc. through its newly issued shares, it is proposed that each and every new shares issued by ASE Electronics Inc. shall be in exchange for NT$10 of the total commercial value of the material business department divided from the Company, and the Company shall receive 225,467,364 new shares issued by ASE Electronics Inc., at a par value of NT$ 10 per share as consideration of the divided material business department transferred to ASE

Electronics Inc..

	3.	Please see Attachment VIII and Schedule 3 of Attachment VIII for the Spin-Off Plan and the fairness opinion.

	4.	Where it is necessary to adjust the scope of business, the amount (including assets, liabilities and business) of the material business department, or the number of shares issued by ASE Electronics Inc., as consideration, other matters relating to the Proposed Spin-Off (including but not limited to the time schedule and the spin-off record date), where there are any outstanding matters, or where the Proposed Spin-Off shall be revised in accordance with the administrative instructions of the competent authorities or relevant laws or changes in the objective environment, it is proposed that the Company's annual shareholders meeting grant the Company's board of directors full authority to handle the same.

	5.	Where approval or permission from the competent authorities is not obtained in respect of the Proposed Spin-Off, the Proposed Spin-Off shall be deemed to be invalid.

Resolution:

Elections

Item 1 (proposed by the Board of Directors)

Proposal:	The term of office for directors of the Company is to be expired and, in accordance with, election will be held. In conjunction with the provisions of law, it is proposed that reelection of supervisors will be held first.

Explanation:	1.	The Company has 7 directors, whose terms of office expired on June 18, 2006 and, by law, reelection for replacement should be held. The terms of office for new directors shall commence as of June 22, 2006 end on June 21, 2009 for 3 full years.

	2.	The Company has 5 supervisors, whose terms of office are due to expire on June 14, 2007. However, in order to meet the requirements set forth in the revised Securities Transaction Law stipulating no representative of juridical person shareholders of listed company may be elected or assume the post of director and supervisor concurrently of a company and for consideration that representative of juridical person shareholders has been elected director and supervisor of the Company at present, it is proposed to hold an all-out reelection for directors and supervisors at the same time. The terms of office for new directors shall commence as of June 22, 2006 end on June 21, 2009 for 3 full years.

Election
Results:

Other Proposals

Item 1 (Proposed by the Board of Directors)

Proposal:	Agreement to lift restrictions imposed on newly elected directors of the Company for engagement in competitive business

Explanation:	1.	According to Article 209 of The Company Law, any director who engages in behavior for himself/herself or other that falls under the scope of the Company’s business, he/she should explain to the Shareholders’ Meeting of he major contents of his/her behavior and obtain permission.

	2.	It is noted that newly directors of the Company may have behaved in such manners as making investment in or engaging in business that is similar to the lines of business of the Company or businesses of the Company’s spinoff or serving in the post of director or manager. However, under the premises that the interest of the Company is not impaired, the Board recommends in accordance with law that shareholders agree to lift restrictions imposed on newly elected directors, if applicable.

Resolution:

Extempore motions

Meeting Ended

  Attachment I

Business Report

2005 turned out to be another phenomenal fiscal year for Advanced Semiconductor Engineering, Inc. (ASE), despite a slow start to the first half of the year. ASE recorded year on year growth of 12% – higher than the semiconductor industry growth of 7%. This continued growth can be attributed to several tactical strategies implemented corporate-wide to improve efficiency, control cost, and maximize output. In light of the continued shareholders’ support as well as the Company’s stellar revenue performance, the management has focused strongly on expanding shareholders’ returns and generating positive cash flow for a stronger financial portfolio. The following is a report of the Company’s operation in the past year:

Results of 2005 operations

1.	2005 business plan and the results of its implementation

We closed the fiscal year with total revenues of NT$84 billion (12% year-on-year growth vs. FY2004) and a net loss of NT$4.7 billion (vs. net profit of NT$4.2 billion in FY2004)). The net loss was largely due to the impact of the fire mishap at ASE’s Chung Li facility in May of 2005.

The fire incident caused a disruption to the entire backend supply chain, and prompted us to critically review our internal processes in light of the market realities. We decided to implement programs that better justify current and future investments in the infrastructure required to improve and support our business, as well as to provide a better margin of returns. With the co-operation of our customers, suppliers, staff, and management, we successfully:

	-	adjusted unit prices of package and test costs to reflect the increase in the cost of sales

	-	implemented fee schedules for services such as engineering, design, and small lot processing

	-	improved utilization of assembly and test equipment to maximize capacity

	-	reduced the customer base so that top tier and loyal customers of ASE are better served

	-	focused on quality and technology development to facilitate the next quantum leap

As a result of the renewed business model, we were still able to report an increase in total revenues and higher operating margins, despite the challenge we faced in May.

2.	Update on budget implementation
The Company did not make any financial forecast.

3.	Analysis of Income, Expense, and Profitability
At the end of 2005, paid-up capital was NT$45,573,723,000. Shareholders’ equity was NT$47,050,196,000 - accounting for 48% of the total assets of NT$97,806,132,000. Long-term capital accounted for 209% of fixed assets. The current ratio was 123%, an obvious improvement compared with 2004. Our financial structure and debt repayment capability have both strengthened. Operating income in 2005 amounted to NT$4,067,730,000. Excluding the loss incurred by the fire, our operating profits remained positive and revenues improved year-on-year.

4.	Research and Development
The trend for electronics moving towards lighter, thinner and smaller product designs packed with high performance features, has perennially posed challenges to engineers and manufacturers. Technology advances in IC packaging and test have been instrumental in enabling these designs to market. ASE has been in the forefront of continuous research and development of advanced packaging technologies. In 2005, the Company successfully developed package modules for applications in megapixel digital cameras and mobile phones, as well as micro-electro mechanical system (MEMS) modules for applications in projection equipment and high definition digital TVs. Other milestones in technology development included the deployment of high-lead electroplated bumping and advanced wafer level chip scale packaging. In earlier times, these technologies were only available at US-based semiconductor powerhouses. The increased outsourcing of assembly manufacturing to service providers such as ASE, has provided the impetus to refining these technologies and offering them on a broader scale.
R&D efforts remain a core competence at ASE as investments in this area will generate high returns in the long run.

Highlights of 2006 Business Plans

1.	Operation Guidelines
The Company’s key objectives are 1) to provide customers quality and professional service; 2) to create long-term and steady profits for the Company and its customers; 3) to co-operate with our key suppliers for mutual benefits; 4) to train employees and provide opportunities for excellence in their profession; 5) to treat employees fairly and reward appropriately; 6) to provide an open and harmonious work environment for employees; and 7) to exercise a degree of flexibility in business operations.

2.	Sales Volume Projection and the Basis

In analyzing the current market environment, anticipated demands, and the Company’s production capacity, we estimate 2006 unit volume sales as follows:

Item	Estimated Sales Volume (units)
Packaging	5 billion
Testing	900 million
Material	200 million

3.	Marketing Strategies
	■	Maintain cordial relationships with existing IDM customer base and aggressively develop new business opportunities with potential customer base so as to increase market share, as well as enhance our competitive edge in the marketplace.
	■	Strengthen R&D capabilities and provide new technologies and services to meet customers demand on product, price, and quality in addition to creating a win-win situation through collaboration with customers.
	■	Continue with the ramp up in the production of IC substrates to enable the Company a better margin of return in its complete manufacturing process and to enhance its total turnkey solution offerings.

Future Development and the Strategy of the Company

     As we venture further into 2006, we remain optimistic about the year’s outlook as the 3C segments – Communications, Consumer, Computing – remain strong. New products continue to be launched to meet consumers’ insatiable demands and will thus continue to drive a steady semiconductor industry growth. In the past year, semiconductor assembly and test service providers (SATS) have curbed their capital expenditure to restore the balance in supply and demand. At one point, capacity constraints were experienced when demand exceeded supply. Since the fire at ASE’s Chung Li facility, the Company took a critical review of its business model and re-directed focus on profitability instead of aggressive revenue growth. We believe that current utilization will remain high and our capex spending will be appropriated on a limited scale.

     According to a recent estimate by the World Semiconductor Trade Statistics (WSTS), semiconductor revenues in 2006 will reach US$245.3 billion, an increase of 8% compared to 2005. With a strong team at ASE, we firmly believe that our performance will again be above industry average and we will remain as the leader in the backend service industry.

Impact from the Competitive Landscape, Governing Laws & Regulations and Management Policies

     In the past, the entry barriers for assembly and test service providers were considerably high. However, recent developments in the industry as well as increasing technology exchange programs and licensing have turned high end packages such as Ball Grid Array (BGA) packages, Flip Chip and advanced IC test services, into mainstream products and services. These technologies, nevertheless, require large amounts of investment outlay. ASE, with its financial strength, is well positioned to continue its investments in technologies and equipment, and in mergers and acquisitions of companies and assets that complement its business objectives. The Company continues to enlarge its market share with IDMs’ increased outsourcing business opportunities. ASE aims to compete aggressively in the market and overcome internal and external challenges to meet its business goals and objectives.

Jason C. S. Chang	Richard H. P. Chang
Chairman	Vice Chairman

 Attachment II

Supervisors' Report

To: 2006 Annual Shareholders’ Meeting

     We have examined the Company's 2005 financial statements, and the Company's business report, earnings distribution proposals, etc. that have been prepared and submitted by the Board of Directors and audited and attested by certified public accountants, Chiang Jia-Ling and Tseng Kung-Min of Deloitte & Touche, and do not find any discrepancy. We hereby respectfully prepare and present this Report in accordance with Article 219 of the Company Law for your review.

Advanced Semiconductor Engineering, Inc.

Supervisors:	Feng Mei-Jean
John Ho
Liu Hsiao-Ming
Chin Ko-Chien
Tseng Yuan-Yi

April 27, 2006

Advanced Semiconductor Engineering, Inc.

Financial Statements for the
Years Ended December 31, 2005 and 2004 and
Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders
Advanced Semiconductor Engineering, Inc.

We have audited the accompanying balance sheets of Advanced Semiconductor Engineering, Inc. (the “Company”) as of December 31, 2005 and 2004, and the related statements of income, changes in shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China.

As discussed in Note 23 to the financial statements, the Company incurred fire damage to one of its production lines in Chung Li, Taiwan on May 1, 2005. The Company recognized an estimated loss of NT$11,849,699 thousand for the damage to its building, machinery and inventories. With the assistance of external counsel, the Company submitted insurance claims to its insurers for compensation for damages which the Company believes to be clearly identifiable. Based on the Company’s understanding of the process for resolving insurance claims for similar incidents where the damage incurred was not readily quantifiable, it is anticipated that it will be a lengthy process for the Company to complete the insurance claim process due to the large number of damaged assets and the need to prepare the required supporting documentation. As a result, the Company is unable to make a reasonable estimate of the amount of total claims to be received from the insurance companies. The insurance recoveries on the aforementioned damages that are clearly identified and reasonably estimated amounted to NT$4,616,000 thousand, which reduces the total estimated loss, and of this amount NT$2,287,580 thousand had been received as of December 31, 2005. Any recovery for the remaining NT$7,233,699 thousand is contingent on the result of the lengthy professional appraisal process, and as such this amount was recognized as a loss on fire damage for the year 2005. The Company will recognize any subsequent recoveries in future years when additional insurance claims are accepted by the insurers.

As disclosed in Note 3 to the financial statements, the Company adopted Republic of China Statement of Financial Accounting Standards No. 35 “Impairment of Assets” on December 31, 2004.

February 23, 2006

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

Also, as stated in Note 2 to the financial statements, the additional footnote disclosures that are not required under generally accepted accounting principles were not translated into English.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

BALANCE SHEETS
DECEMBER 31, 2005 AND 2004
(In Thousands of New Taiwan Dollars, Except Par Value)

	2005		2004			2005		2004

ASSETS	Amount	%	Amount	%	LIABILITIES AND SHAREHOLDERS’ EQUITY	Amount	%	Amount	%

CURRENT ASSETS					CURRENT LIABILITIES
Cash (Note 5)	$4,913,923	5	$2,967,634	3	Short-term borrowings (Note 10)	$2,480,008	3	$187,656	-
Short-term investments (Note 2)	-	-	4,350	-	Accounts payable	7,784,399	8	4,985,035	5
Notes receivable	81,698	-	87,432	-	Accounts payable to related parties (Note 20)	948,080	1	4,554	-
Accounts receivable (Note 6)	8,852,651	9	6,932,478	7	Income tax payable (Note 18)	15,537	-	49,174	-
Accounts receivable from related parties (Note 20)	264,863	-	77,935	-	Accrued expenses (Notes 14 and 24)	2,087,615	2	1,979,493	2
Other receivables (Notes 6, 23 and 24)	3,157,876	3	695,427	1	Other payable to related parties (Note 20)	678,917	1	819,951	1
Other receivables from related parties (Note 20)	291,934	-	326,753	-	Payable for properties	2,068,656	2	3,554,131	4
Inventories (Notes 2, 3 and 7)	6,166,166	6	6,865,968	7	Other payable (Note 15)	493,064	-	36,607	-
Deferred income tax assets (Notes 2 and 18)	1,289,294	2	1,190,938	1	Current portion of long-term bank loans (Notes 12 and 21)	2,775,290	3	188,230	-
Prepayments and other (Note 24)	299,106	1	415,589	-	Current portion of capital leases obligations (Notes 2 and 13)	366,472	-	1,117,799	1
					Other	916,731	1	70,583	-
Total current assets	25,317,511	26	19,564,504	19
					Total current liabilities	20,614,769	21	12,993,213	13
LONG-TERM INVESTMENTS
Long-term investments - equity method (Notes 2, 3 and 8)	29,805,833	31	27,121,171	27	LONG-TERM LIABILITIES
Long-term investments - cost method (Note 2)	58,083	-	50,000	-	Long-term bonds payable (Notes 2 and 11)	9,361,902	10	9,440,582	10
Prepaid for long-term investments	8,083	-	-	-	Long-term loans (Notes 12 and 21)	19,495,992	20	24,436,974	24
Other long-term investments	50,000	-	50,000	-	Capital leases obligations (Notes 2 and 13)	345,668	-	1,135,015	1

Total long-term investments	29,921,999	31	27,221,171	27	Total long-term liabilities	29,203,562	30	35,012,571	35

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 9, 20, 21 and 22)					OTHER LIABILITIES
Cost					Accrued pension cost (Notes 2 and 14)	751,888	1	589,552	1
Land	1,558,201	2	1,558,201	2	Unrealized intercompany profit (Note 2)	3,705	-	3,828	-
Buildings and improvements	14,239,471	15	14,305,267	14	Other financial liabilities (Note 24)	154,780	-	319,181	-
Machinery and equipment	47,931,028	49	48,313,662	48	Deferred credits of long-term investments (Notes 2 and 8)	-	-	30,147	-
Transportation equipment	68,511	-	64,959	-
Furniture and fixtures	974,867	1	922,873	1	Total other liabilities	910,373	1	942,708	1
Leased assets	1,469,962	1	3,075,162	3
					Total liabilities	50,728,704	52	48,948,492	49
Total cost	66,242,040	68	68,240,124	68
Accumulated depreciation	32,825,973	34	31,687,330	32	SHAREHOLDERS’ EQUITY (Notes 2, 15 and 24)
					Capital stock - $10 par value
	33,416,067	34	36,552,794	36	Authorized - 6,300,000 thousand shares
Construction in progress	1,490,478	1	2,157,508	2	in 2005 and 5,150,000 thousand shares in 2004
Machinery in transit and prepayments	1,522,972	2	8,487,020	9	Issued - 4,557,372 thousand shares in 2005 and 4,100,000 thousand shares in 2004	45,573,723	47	41,000,000	41

Net properties	36,429,517	37	47,197,322	47	Capital received in advance	156,228	-	42,759	-

GOODWILL (Notes 2 and 4)	1,380,830	1	1,541,703	2	Capital surplus
					Capital in excess of par value	2,093,712	2	3,168,119	3
OTHER ASSETS					Treasury stock	237,503	-	220,735	-
Rental properties (Note 2)	-	-	218,083	-	Long-term investment	3,585,077	4	3,583,802	4
Guarantee deposits	159,659	-	186,188	-
Deferred charges (Note 2)	1,495,142	2	1,831,233	2	Total capital surplus	5,916,292	6	6,972,656	7
Deferred income tax assets (Notes 2 and 18)	2,939,964	3	2,359,993	3
Restricted assets (Note 21)	138,715	-	135,310	-	Retained earnings (Accumulated deficit)	(2,745,555)	(3)	5,576,332	6
Other	22,795	-	4,744	-
					Other equity adjustments
Total other assets	4,756,275	5	4,735,551	5	Unrealized loss on long-term investments	(69,914)	-	(70,614)	-
					Cumulative translation adjustments	1,072,511	1	640,379	-
TOTAL	$97,806,132	100	$100,260,251	100	Unrecognized pension cost	(17,421)	-	(4,710)	-
					Other	-	-	(36,607)	-

					Total other equity adjustments	985,176	1	528,448	-

					Treasury stock - 184,713 thousand shares in 2005 and 167,949 thousand shares in 2004	(2,808,436)	(3)	(2,808,436)	(3)

					Total shareholders’ equity	47,077,428	48	51,311,759	51

					TOTAL	$97,806,132	100	$100,260,251	100

The accompanying notes are an integral part of the financial statements.
(With Deloitte & Touche audit report dated February 23, 2006)

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2005 AND 2004
(In Thousands of New Taiwan Dollars, Except Share Data)

	2005		2004

	Amount	%	Amount	%

REVENUES (Notes 2, 20 and 26)	$54,200,019	101	$43,912,834	102

LESS: SALE ALLOWANCES AND RETURNS	676,315	1	706,867	2

NET REVENUES	53,523,704	100	43,205,967	100

COST OF REVENUES (Notes 17, 20 and 22)	45,016,287	84	34,677,446	81

GROSS PROFIT	8,507,417	16	8,528,521	19

OPERATING EXPENSES (Notes 17, 20 and 22)
Selling	941,590	2	953,973	2
General and administrative	1,902,755	3	1,383,182	3
Research and development	1,595,342	3	1,198,376	3

Total operating expenses	4,439,687	8	3,535,531	8

INCOME FROM OPERATIONS	4,067,730	8	4,992,990	11

NON-OPERATING INCOME
Interest (Note 24)	82,456	-	46,304	-
Foreign exchange gain, net (Notes 2 and 24)	86,493	-	47,766	-
Other	291,308	1	264,436	1

Total non-operating income	460,257	1	358,506	1

NON-OPERATING EXPENSES
Interest (Notes 2, 9 and 24)	991,591	2	568,082	1
Investment loss under equity method (Notes 2, 3 and 8)	55,895	-	549,628	1
Other investment loss (Notes 2 and 3)	-	-	493,380	1
Loss on fire damage, net of recoveries (Note 23)	7,233,699	14	-	-
Other (Notes 6 and 11)	1,612,020	3	186,263	1

Total non-operating expenses	9,893,205	19	1,797,353	4

INCOME (LOSS) BEFORE INCOME TAX	(5,365,218)	(10)	3,554,143	8

INCOME TAX BENEFIT (Notes 2 and 18)	674,031	1	682,391	2

			(Continued)

	2005		2004

	Amount	%	Amount	%
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF
CHANGE IN ACCOUNTING PRINCIPLE	$(4,691,187)	(9)	$4,236,534	10

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
PRINCIPLE (Note 3)	-	-	(26,844)	-

NET INCOME (LOSS)	$(4,691,187)	(9)	$4,209,690	10

	2005		2004

	Before	After	Before	After
	Income	Income	Income	Income
	Tax	Tax	Tax	Tax
EARNINGS (LOSS) PER SHARE (Note 19)
Basic
Income (loss) before cumulative effect of change in
accounting principle	$(1.23)	$(1.07)	$0.84	$1.00
Cumulative effect of change in accounting principle	-	-	(0.01)	(0.01)

Net income (loss)	$(1.23)	$(1.07)	$0.83	$0.99

Diluted
Income (loss) before cumulative effect of change in
accounting principle	$(1.23)	$(1.07)	$0.83	$0.97
Cumulative effect of change in accounting principle	-	-	(0.01)	(0.01)

Net income (loss)	$(1.23)	$(1.07)	$0.82	$0.96

PRO FORMA INFORMATION

Had the Company’s shares held by subsidiaries been accounted for as investment rather than treasury stock:

	2005	2004

Net income (loss) for purpose calculation of the basic EPS	$(4,691,187)	$4,209,690

Net Income (loss) for purpose calculation of the diluted EPS	$(4,691,187)	$4,373,239

Weighted average number of common shares (in thousands)	4,370,514	4,264,813
Add: Shares (in thousands) held by subsidiaries	184,713	78,113

Number of shares used (in thousands) for purpose of the basic EPS
calculation	4,555,227	4,342,926
Add: Potential number shares issuable upon exercise of unvested options	-	68,909
Issuable upon conversion of convertible bonds	-	212,145

Number of shares used (in thousands) for purpose of the diluted EPS
calculation	4,555,227	4,623,980

Earning (loss) Per Share
Basic
Income (loss) before cumulative effect of change in accounting principle	$(1.03)	$0.98
Cumulative effect of change in accounting principle	-	(0.01)

Net income (loss)	$(1.03)	$0.97

Diluted
Income (loss) before cumulative effect of change in accounting principle	$(1.03)	$0.96
Cumulative effect of change in accounting principle	-	(0.01)

Net income (loss)	$(1.03)	$0.95

The accompanying notes are an integral part of the financial statements.
(With Deloitte & Touche audit report dated February 23, 2006)	(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
YEARS ENDED DECEMBER 31, 2005 AND 2004
(In Thousands of New Taiwan Dollars)

			Capital Surplus				Retained Earnings (Accumulated Deficit)

	Capital Stock	Capital Received in Advance	Capital in Excess of Par Value	Treasury Stock	Long- term Invest- ment	Total	Legal Reserve	Unappro- priated Earnings (Accumu- lated Deficit)	Total	Unrea- lized Loss on Long- term Invest- ments	Cumu- lative Trans- lation Adjust- ments	Un- recog- nized Pension Cost	Other (Note 2 and 24)	Treasury Stock	Total Share- holders’ Equity

BALANCE, JANUARY 1, 2004	$35,802,800	$-	$14,777	$220,735	$3,811,262	$4,046,774	$1,051,665	$2,756,771	$3,808,436	$(68,833)	$1,559,599	$(16,137)	$-	$(10,037)	$45,122,602
Appropriations of 2003 earnings
Legal reserve	-	-	-	-	-	-	274,279	(274,279)	-	-	-	-	-	-	-
Compensation to directors and supervisors	-	-	-	-	-	-	-	(49,320)	(49,320)	-	-	-	-	-	(49,320)
Bonus to employees - cash	-	-	-	-	-	-	-	(18,428)	(18,428)	-	-	-	-	-	(18,428)
Bonus to employees - stock	154,272	-	-	-	-	-	-	(154,272)	(154,272)	-	-	-	-	-	-
Stock dividends - 5.7%	2,219,774	-	-	-	-	-	-	(2,219,774)	(2,219,774)	-	-	-	-	-	-
Capital received in advance from stock option exercised by employees	-	42,759	-	-	-	-	-	-	-	-	-	-	-	-	42,759
Reclassification of ASE Inc. treasury stock	-	-	-	-	-	-	-	-	-	-	-	-	-	(2,798,399)	(2,798,399)
Valuation loss on derivative financial instruments	-	-	-	-	-	-	-	-	-	-	-	-	(36,607)	-	(36,607)
Adjustment of equity in subsidiary	-	-	-	-	15,332	15,332	-	-	-	(1,781)	-	11,427	-	-	24,978
Issuance of common stock through merger	2,823,154	-	3,153,342	-	-	3,153,342	-	-	-	-	-	-	-	-	5,976,496
Elimination of long-term investment balance on consolidation	-	-	-	-	(242,792)	(242,792)	-	-	-	-	-	-	-	-	(242,792)
Net income in 2004	-	-	-	-	-	-	-	4,209,690	4,209,690	-	-	-	-	-	4,209,690
Cumulative translation adjustments	-	-	-	-	-	-	-	-	-	-	(919,220)	-	-	-	(919,220)

BALANCE, DECEMBER 31, 2004	41,000,000	42,759	3,168,119	220,735	3,583,802	6,972,656	1,325,944	4,250,388	5,576,332	(70,614)	640,379	(4,710)	(36,607)	(2,808,436)	51,311,759
Appropriations of 2004 earnings
Legal reserve	-	-	-	-	-	-	420,969	(420,969)	-	-	-	-	-	-	-
Compensation to directors and supervisors	-	-	-	-	-	-	-	(75,720)	(75,720)	-	-	-	-	-	(75,720)
Bonus to employees - cash	-	-	-	-	-	-	-	(9,536)	(9,536)	-	-	-	-	-	(9,536)
Bonus to employees - stock	255,675	-	-	-	-	-	-	(255,675)	(255,675)	-	-	-	-	-	-
Cash dividends - 1%	-	-	-	-	-	-	-	(411,221)	(411,221)	-	-	-	-	-	(411,221)
Stock dividends - 6.99%	2,878,548	-	-	-	-	-	-	(2,878,548)	(2,878,548)	-	-	-	-	-	-
Capital surplus transferred to common stock - 2.99%	1,233,663	-	(1,233,663)	-	-	(1,233,663)	-	-	-	-	-	-	-	-	-
Adjustment of equity in subsidiary	-	-	-	16,768	1,275	18,043	-	-	-	700	-	(12,711)	-	-	6,032
Reversal of valuation loss on derivatives financial instruments	-	-	-	-	-	-	-	-	-	-	-	-	36,607	-	36,607
Stock option exercised by employees
Common stock	205,837	(42,759)	159,256	-	-	159,256	-	-	-	-	-	-	-	-	322,334
Capital received in advance	-	156,228	-	-	-	-	-	-	-	-	-	-	-	-	156,228
Net loss in 2005	-	-	-	-	-	-	-	(4,691,187)	(4,691,187)	-	-	-	-	-	(4,691,187)
Cumulative translation adjustments	-	-	-	-	-	-	-	-	-	-	432,132	-	-	-	432,132

BALANCE, DECEMBER 31, 2005	$45,573,723	$156,228	$2,093,712	$237,503	$3,585,077	$5,916,292	$1,746,913	$(4,492,468)	$(2,745,555)	(69,914)	$1,072,511	$(17,421)	$-	$(2,808,436)	$47,077,428

The accompanying notes are an integral part of the financial statements.
(With Deloitte & Touche audit report dated February 23, 2006)

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2005 AND 2004
(In Thousands of New Taiwan Dollars)

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(4,691,187)	$4,209,690
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	7,135,150	5,662,773
Amortization	790,792	513,686
Provision for doubtful accounts and sales allowance	43,288	64,670
Allowance for inventory valuation	544,486	45,300
Loss on disposal of properties, net	61,572	17,624
Investment loss under equity method	55,895	549,628
Other investment loss	-	493,380
Accrued interests on foreign convertible bonds	241,394	255,172
Unrealized Exchange loss (gain) on foreign convertible bonds payable
and accrued interests	215,762	(425,822)
Deferred income taxes	(678,327)	(738,459)
Cash dividends received from long-term stock investments	60,784	57,814
Valuation loss (gain) on derivative financial instruments	(94,386)	308,138
Loss on fire damage	6,886,154	-
Effect of exchange rate changes	48,574	179,163
Accrued pension cost	162,336	112,544
Other	142,010	34,699

	10,924,297	11,340,000

Changes in operating assets and liabilities
Notes receivable	5,734	15,285
Accounts receivable (including related parties)	(2,150,389)	3,855,861
Other receivables (including related parties)	(168,535)	(859,521)
Inventories	(628,353)	(2,968,148)
Prepayments and other current assets	242,408	(180,569)
Accounts payable (including related parties)	3,742,890	(1,404,701)
Income tax payable	(33,637)	7,806
Accrued expenses	91,342	536,227
Other payables (including related parties)	(11,181)	369,083
Other current liabilities	103,280	40,110

Net cash provided by operating activities	12,117,856	10,751,433

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease in short-term investments	4,314	155,469
Acquisition of properties	(8,585,987)	(11,993,527)
Increase in long-term investments	(2,462,790)	(3,033,792)
Proceeds from insurance claims	2,287,580	-
Cash received from return of capital on long-term investment	53,300	405,000
Proceeds from sales of properties	273,618	67,602
Increase in other assets	(310,542)	(592,829)

	(Continued)

	2005	2004
Increase in guarantee deposits	$(8,577)	$(27,843)
Decrease (increase) in restricted assets	(3,405)	1,286

Net cash used in investing activities	(8,752,489)	(15,018,634)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	4,579,292	990,267
Repayments of commercial papers	-	(129,987)
Proceeds from sale of account receivable	742,868	-
Proceeds from long-term loans	15,979,007	8,956,046
Repayments of long-term loans	(20,619,870)	(10,098,119)
Issuance of domestic secured bonds	-	2,733,112
Redemption of foreign convertible bonds	(502,748)	-
Decrease in capital leases obligations	(1,540,674)	(156,679)
Cash dividends	(411,221)	-
Compensation to directors and supervisors and bonus to employees	(75,720)	(67,748)
Issuance of common stock from exercise of stock option by employees	322,334	-
Capital received in advance	156,228	42,759

Net cash provided by (used in) financing activities	(1,370,504)	2,269,651

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(48,574)	(179,163)

NET INCREASE (DECREASE) IN CASH	1,946,289	(2,176,713)
CASH RECEIVED FROM THE MERGER OF SUBSIDIARIES	-	305,165
CASH, BEGINNING OF YEAR	2,967,634	4,839,182

CASH, END OF YEAR	$4,913,923	$2,967,634

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest paid	$1,225,725	$655,896
Less capitalized interest	98,162	140,757

Interest paid, excluding capitalized interest	$1,127,563	$515,139

Income tax paid	$37,933	$48,262

Cash paid for acquisition of properties
Acquisition of properties	$(7,100,512)	$(12,896,369)
Increase (decrease) in payable for properties	(1,485,475)	902,842

	$(8,585,987)	$(11,993,527)
Cash received from sales of properties
Sales of properties	$263,605	$111,716
Decrease (increase) in receivable	10,013	(44,114)

	$273,618	$67,602

Cash received through the issuance of bonds payable
Net proceeds	$-	$2,750,000
Issuance expense	-	(16,888)

	$-	$2,733,112

	(Continued)

	2005	2004
NON-CASH FLOWS FROM INVESTING AND FINANCING ACTIVITIES
Current portion of long-term loans	$2,775,290	$188,230
Current portion of capital leases obligations	366,472	1,117,799
Short-term borrowings transferred to long-term loans	2,286,940	4,010,781
Reclassification of the Company’s shares which are held by subsidiaries
from long-term investment to treasury stock	-	2,798,399
Unrealized holding loss on hedges of a net investment in a foreign operation
and cash flow hedges	-	36,607
Employee bonus payable	9,536	-

The Company merged with ASE (Chung Li) Inc. and ASE Material Inc., effective August 1, 2004. As of the merger date, the related financial information was as follows:

		ASE
	ASE Material	(Chung Li)
	Inc.	Inc.	Total

Cash	$91,502	$213,663	$305,165
Other assets	10,202,401	14,887,150	25,089,551

	10,293,903	15,100,813	25,394,716
Liabilities	(7,857,462)	(6,594,489)	(14,451,951)

Net assets received from the merger of subsidiaries	2,436,441	8,506,324	10,942,765
Write-off of long-term investment in subsidiaries	(1,352,185)	(5,465,609)	(6,817,794)
Elimination of long-term investment balance on consolidation	-	242,792	242,792
Issuance of common stock through merger	(532,262)	(2,290,892)	(2,823,154)
Capital surplus - excess of par value	(1,045,582)	(2,107,760)	(3,153,342)

Goodwill	$(493,588)	$(1,115,145)	$(1,608,733)

The accompanying notes are an integral part of the financial statements.
(With Deloitte & Touche audit report dated February 23, 2006)	(Concluded)

Advanced Semiconductor Engineering,
Inc. and Subsidiaries

Consolidated Financial Statements for the
Years Ended December 31, 2003, 2004 and 2005 and
Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Advanced Semiconductor Engineering, Inc.

We have audited the accompanying consolidated balance sheets of Advanced Semiconductor Engineering, Inc. (a corporation incorporated under the laws of the Republic of China) and its subsidiaries (the “Company”) as of December 31, 2004 and 2005, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years ended December 31, 2005, all expressed in New Taiwan dollars. Our audits also included the financial statement schedule accompanying the consolidated financial statements. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants, auditing standards generally accepted in the Republic of China (“ROC”) and the Standards of the Public Company Accounting Oversight Board (United States). Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2004 and 2005, and the consolidated results of their operations and their cash flows for each of the three years ended December 31, 2005, in conformity with accounting principles generally accepted in the Republic of China. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth herein.

As discussed in Note 25 to the consolidated financial statements, the Company incurred fire damage to production lines in Chung Li, Taiwan on May 1, 2005. The Company recognized an estimated loss of NT$13,479,079 thousand (US$410,948 thousand) for the damage to its building, machinery and inventories. The insurance recoveries on the aforementioned damages that are clearly identified and reasonably estimated amounted to NT$4,641,000 thousand (US$141,494 thousand), which reduces the total estimated loss, and of this amount, NT$2,300,000 thousand (US$70,122 thousand) has been received as of December 31, 2005. Any recovery for the remaining NT$8,838,079 thousand (US$269,454 thousand) is contingent on the result of the lengthy professional appraisal process, and as such this amount was recognized as a loss on fire damage for the year 2005.

As discussed in Note 3 to the consolidated financial statements, the Company adopted Republic of China Statement of Financial Accounting Standards No. 35 “Accounting for Asset Impairment” on December 31, 2004.

Accounting principles generally accepted in the Republic of China differ in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 30 to the consolidated financial statements.

Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of the readers.

February 23, 2006

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Amounts in Thousands, Except Par Value)

	December 31				December 31

	2004	2005			2004	2005

ASSETS	NT$	NT$	US$	LIABILITIES AND SHAREHOLDERS’ EQUITY	NT$	NT$	US$
CURRENT ASSETS				CURRENT LIABILITIES
Cash and cash equivalents (Notes 2 and 4)	5,975,103	13,263,788	404,384	Short-term borrowings (Note 11)	3,733,433	5,084,937	155,029
Short-term investments (Notes 2 and 5)	3,194,183	4,352,923	132,711	Commercial papers (Note 12)	908,816	-	-
Notes receivable	89,612	83,936	2,559	Notes payable	20,538	85,533	2,608
Accounts receivable, net (Notes 2 and 6)	13,586,635	15,501,680	472,612	Accounts payable	7,829,410	10,899,162	332,291
Other receivables (Notes 6, 25 and 28)	967,616	3,857,053	117,593	Income tax payable (Notes 2 and 20)	287,709	37,751	1,151
Inventories (Notes 2, 3 and 7)	9,437,257	7,757,077	236,496	Accrued expenses (Notes 16 and 28)	3,163,155	4,005,290	122,113
Deferred income tax assets (Notes 2 and 20)	1,375,450	1,615,696	49,259	Payable for properties (Note 22)	6,550,853	3,659,836	111,580
Pledged time deposit (Note 23)	125,599	62,505	1,906	Other payable (Note 17)	180,289	588,121	17,931
Prepayments and other (Note 28)	1,143,417	1,178,532	35,931	Current portion of long-term bank loans (Notes 14 and 23)	2,011,673	5,232,529	159,528
				Current portion of capital leases obligations (Notes 2 and 15)	198,831	205,662	6,270
				Other (Note 6)	236,738	1,152,018	35,122
Total current assets	35,894,872	47,673,190	1,453,451

LONG-TERM INVESTMENTS (Notes 2, 3, 8 and 26)				Total current liabilities	25,121,445	30,950,839	943,623
Long-term investments- equity method	3,534,289	3,494,371	106,536
Long-term investments- cost method	1,323,074	1,272,311	38,790	LONG-TERM DEBTS
Prepayment for long-term investments	-	81,375	2,481	Long-term bonds payable (Notes 2 and 13)	9,440,582	9,361,902	285,424
Other long-term investment	50,000	50,000	1,524	Long-term bank loans (Notes 14 and 23)	36,891,546	33,298,508	1,015,198

				Capital leases obligations (Notes 2 and 15)	197,513	201,700	6,150
Total long-term investments	4,907,363	4,898,057	149,331
				Total long-term debts	46,529,641	42,862,110	1,306,772

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 9, 14, 15, 22, 23, 25 and 27)
Cost				OTHER LIABILITIES
Land	2,391,970	2,255,006	68,750	Accrued pension cost (Notes 2 and 16)	2,120,686	2,234,994	68,140
Buildings and improvements	21,023,396	22,996,143	701,102	Deferred income tax liabilities (Notes 2 and 20)	32,424	-	-
Machinery and equipment	95,462,106	94,978,913	2,895,699	Other financial liabilities
Transportation equipment	122,160	147,802	4,506	(Notes 2 and 28)	319,181	154,780	4,719
Furniture and fixtures	2,479,940	2,613,573	79,682	Other (Note 8)	110,914	72,521	2,211
Leased assets and leasehold improvements	1,095,910	631,708	19,259
				Total other liabilities	2,583,205	2,462,295	75,070
Total cost	122,575,482	123,623,145	3,768,998
Accumulated depreciation	(59,116,374)	(62,716,087)	(1,912,075)
				Total liabilities	74,234,291	76,275,244	2,325,465
	63,459,108	60,907,058	1,856,923
Construction in progress	4,318,509	3,419,828	104,263
Machinery in transit and prepayments	14,562,234	3,713,885	113,228	COMMITMENTS AND CONTINGENCIES (Note 24)

Net property, plant and equipment	82,339,851	68,040,771	2,074,414	SHAREHOLDERS’ EQUITY (Notes 2, 17 and 28)
				Capital stock - NT$10 par value
				Authorized - 5,150,000 thousand shares in 2004 and 6,300,000 thousand shares in 2005
INTANGIBLE ASSETS				Issued - 4,100,000 thousand shares in 2004 and 4,557,372 thousand shares in 2005	41,000,000	45,573,723	1,389,443
Goodwill (Notes 2, 3 and 10)	3,336,376	2,843,022	86,677
				Capital received in advance	42,759	156,228	4,763
Land use rights (Notes 2 and 26)	623,475	746,087	22,747
				Capital surplus
Total intangible assets	3,959,851	3,589,109	109,424	Capital in excess of par value	3,168,119	2,093,712	63,833
				Treasury stock	220,735	237,503	7,241
				Long-term investment	3,583,802	3,585,077	109,301
OTHER ASSETS
				Total capital surplus	6,972,656	5,916,292	180,375
Guarantee deposits	245,791	223,592	6,817
				Retained earnings (Accumulated deficit)	5,576,332	(2,745,555)	(83,706)
Deferred charges (Note 2)	2,257,876	1,960,849	59,782
Deferred income tax assets (Notes 2 and 20)	3,838,132	4,046,772	123,377	Other equity adjustments
Restricted assets (Note 23)	137,340	204,632	6,239	Unrealized loss on long- term investments	(70,614)	(69,914)	(2,132)
Other	369,800	617,688	18,832	Cumulative translation adjustments	640,379	1,072,511	32,699
				Unrecognized pension cost	(4,710)	(17,421)	(531)
				Other	(36,607)	-	-
Total other assets	6,848,939	7,053,533	215,047
				Total other equity adjustments	528,448	985,176	30,036

				Treasury stock - 167,949 thousand shares in 2004 and 184,713 thousand shares in 2005	(2,808,436)	(2,808,436)	(85,623)

				Minority interest in consolidated subsidiaries	8,404,826	7,901,988	240,914

				Total shareholders’ equity	59,716,585	54,979,416	1,676,202

TOTAL	133,950,876	131,254,660	4,001,667	TOTAL	133,950,876	131,254,660	4,001,667

The accompanying notes are an integral part of the financial statements.
(with Deloitte & Touche audit report dated February 23, 2006)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Amounts in Thousands, Except Par Value)

	Year Ended December 31

	2003	2004	2005

	NT$	NT$	NT$	US$
NET REVENUES (Notes 2 and 30)
Packaging	43,443,516	58,261,796	66,022,940	2,012,895
Testing	12,142,396	16,473,924	17,121,986	522,012
Other	142,506	501,966	890,872	27,160

Total net revenues	55,728,418	75,237,686	84,035,798	2,562,067

COST OF REVENUES (Notes 19, 22 and 24)
Packaging	35,694,132	47,115,746	55,894,282	1,704,094
Testing	9,287,142	12,141,233	12,688,893	386,856
Other	136,772	384,101	934,829	28,501

Total cost of revenues	45,118,046	59,641,080	69,518,004	2,119,451

GROSS PROFIT	10,610,372	15,596,606	14,517,794	442,616

OPERATING EXPENSES (Notes 2, 10, 19 and 24)
Selling	1,204,912	1,341,067	1,100,023	33,537
General and administrative	3,989,325	4,717,653	4,813,177	146,743
Research and development	2,342,943	2,581,089	2,785,432	84,922

Total operating expenses	7,537,180	8,639,809	8,698,632	265,202

INCOME FROM OPERATIONS	3,073,192	6,956,797	5,819,162	177,414

NON-OPERATING INCOME
Interest (Note 28)	114,469	77,797	173,325	5,284
Equity in earnings of equity method investees (Notes 2 and 8)	-	-	74,292	2,265
Gain on sale of investment	618,857	57,140	71,676	2,185
Foreign exchange gain, net (Notes 2 and 28)	-	-	175,194	5,341
Other	336,546	339,042	252,456	7,697

Total non-operating income	1,069,872	473,979	746,943	22,772

NON-OPERATING EXPENSES
Interest (Notes 2, 9 and 28)	1,418,883	972,188	1,571,058	47,898
Loss on fire damage (Note 25)	-	-	8,838,079	269,454
Equity in losses of equity method investees (Notes 2 and 8)	240,656	394,995	-	-
Foreign exchange loss, net (Notes 2 and 28)	386,844	148,144	-	-
Realized loss on long-term investments (Note 17)	354,787	-	-	-
Other investment loss (Notes 2 and 3)	-	512,000	-	-
Impairment of goodwill (Notes 2, 3 and 10)	-	1,950,097	-	-
Other (Notes 6 and 13)	451,554	490,435	1,830,814	55,817

Total non-operating expenses	2,852,724	4,467,859	12,239,951	373,169

INCOME (LOSS) BEFORE INCOME TAX	1,290,340	2,962,917	(5,673,846)	(172,983)

INCOME TAX BENEFIT (Notes 2 and 20)	1,278,719	1,397,003	118,656	3,618

INCOME (LOSS) FROM CONTINUING OPERATIONS	2,569,059	4,359,920	(5,555,190)	(169,365)

			(Continued)

	Year Ended December 31

	2003	2004	2005

	NT$	NT$	NT$	US$

DISCONTINUED OPERATIONS (Note 27)
Income from discontinued operations, net of income tax
expense of NT$572 thousand in 2003, NT$677 thousand in
2004 and NT$2,147 thousand in 2005	196,819	568,222	120,962	3,688
Gain on disposal of discontinued operations, net of income
tax expense of NT$1,920 thousand in 2005	-	-	232,737	7,095

	196,819	568,222	353,699	10,783

INCOME (LOSS) BEFORE EXTRAORDINARY LOSS AND
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
PRINCIPLE	2,765,878	4,928,142	(5,201,491)	(158,582)

EXTRAORDINARY LOSS (Note 13)	(75,668)	-	-	-

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
PRINCIPLE (Note 3)	-	(26,844)	-	-

NET INCOME (LOSS)	2,690,210	4,901,298	(5,201,491)	(158,582)

Attributable to
SHAREHOLDERS OF PARENT COMPANY	2,742,796	4,209,690	(4,691,187)	(143,024)
MINORITY INTEREST	(52,586)	691,608	(510,304)	(15,558)

	2,690,210	4,901,298	(5,201,491)	(158,582)

EARNINGS (LOSS) PER SHARE (Note 21)
Basic EPS
Before income tax
Income (loss) from continuing operations	0.48	0.71	(1.31)	(0.04)
Discontinued operations	0.05	0.13	0.08	-
Extraordinary loss	(0.02)	-	-	-
Cumulative effect of change in accounting principle	-	(0.01)	-	-

Income (loss) of parent company’s common
shareholders	0.51	0.83	(1.23)	(0.04)

After income tax
Income (loss) from continuing operations	0.64	0.87	(1.15)	(0.03)
Discontinued operations	0.05	0.13	0.08	-
Extraordinary loss	(0.02)	-	-	-
Cumulative effect of change in accounting principle	-	(0.01)	-	-

Income (loss) of parent company’s common
shareholders	0.67	0.99	(1.07)	(0.03)

Diluted EPS
Before income tax
Income (loss) from continuing operations	0.47	0.71	(1.31)	(0.04)
Discontinued operations	0.05	0.12	0.08	-
Extraordinary loss	(0.02)	-	-	-
Cumulative effect of change in accounting principle	-	(0.01)	-	-

Income (loss) of parent company’s common
shareholders	0.50	0.82	(1.23)	(0.04)

After income tax
Income (loss) from continuing operations	0.63	0.85	(1.15)	(0.03)
Discontinued operations	0.05	0.12	0.08	-
Extraordinary loss	(0.02)	-	-	-
Cumulative effect of change in accounting principle	-	(0.01)	-	-

Income (loss) of parent company’s common
shareholders	0.66	0.96	(1.07)	(0.03)

			(Continued)

	Year Ended December 31

	2003	2004	2005

	NT$	NT$	NT$	US$

EARNINGS PER EQUIVALENT ADS (Note 21)
Basic EPS
Before income tax
Income (loss) from continuing operations	2.39	3.50	(6.55)	(0.20)
Discontinued operations	0.24	0.67	0.41	0.01
Extraordinary loss	(0.09)	-	-	-
Cumulative effect of change in accounting principle	-	(0.03)	-	-

Income (loss) of parent company’s common
shareholders	2.54	4.14	(6.14)	(0.19)

After income tax
Income (loss) from continuing operations	3.18	4.30	(5.77)	(0.17)
Discontinued operations	0.24	0.67	0.40	0.01
Extraordinary loss	(0.09)	-	-	-
Cumulative effect of change in accounting principle	-	(0.03)	-	-

Income (loss) of parent company’s common
shareholders	3.33	4.94	(5.37)	(0.16)
Diluted EPS
Before income tax
Income (loss) from continuing operations	2.37	3.50	(6.55)	(0.20)
Discontinued operations	0.24	0.63	0.41	0.01
Extraordinary loss	(0.09)	-	-	-
Cumulative effect of change in accounting principle	-	(0.03)	-	-

Income (loss) of parent company’s common
shareholders	2.52	4.10	(6.14)	(0.19)

After income tax
Income (loss) from continuing operations	3.15	4.22	(5.77)	(0.17)
Discontinued operations	0.24	0.62	0.40	0.01
Extraordinary loss	(0.09)	-	-	-
Cumulative effect of change in accounting principle	-	(0.03)	-	-

Income (loss) of parent company’s common
shareholders	3.30	4.81	(5.37)	(0.16)

The accompanying notes are an integral part of the financial statements.
(with Deloitte & Touche audit report dated February 23, 2006)	(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Amounts in Thousands)

		Capital Surplus					Retained Earnings (Accumulated Deficit)

	Capital Stock	Capital Received in Advance	Capital in Excess of Par Value	Treasury Stock	Long- term Invest- ment	Total	Legal Reserve	Unappro- priated Earnings (Accumu- lated Deficit)	Total	Unrea- lized Loss on Long- term Invest- ments	Cumu- lative Trans- lation Adjust- ments	Un- recog- nized Pension Cost	Other	Treasury Stock	Minority Interest	Total Share- holders’ Equity
New Taiwan Dollars

BALANCE, JANUARY 1, 2003	32,548,000	-	3,171,933	-	3,753,594	6,925,527	1,038,762	134,802	1,173,564	(423,620)	1,847,021	-	-	(2,639,826)	10,078,329	49,508,995
Appropriations of 2002 earnings
Legal reserve	-	-	-	-	-	-	12,903	(12,903)	-	-	-	-	-	-	-	-
Compensation to directors and supervisors	-	-	-	-	-	-	-	(2,280)	(2,280)	-	-	-	-	-	-	(2,280)
Bonus to employees - cash	-	-	-	-	-	-	-	(8,000)	(8,000)	-	-	-	-	-	-	(8,000)
Stock dividends - 0.3%	97,644	-	-	-	-	-	-	(97,644)	(97,644)	-	-	-	-	-	-	-
Capital surplus transfer to common stock - 9.7%	3,157,156	-	(3,157,156)	-	-	(3,157,156)	-	-	-	-	-	-	-	-	-	-
Sales of ASE Inc. shares held by subsidiaries	-	-	-	220,735	-	220,735	-	-	-	354,787	-	-	-	2,629,789	-	3,205,311
Adjustment of equity in subsidiary	-	-	-	-	57,668	57,668	-	-	-	-	-	(16,137)	-	-	-	41,531
Net income in 2003	-	-	-	-	-	-	-	2,742,796	2,742,796	-	-	-	-	-	(52,586)	2,690,210
Change in minority interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	51,832	51,832
Cumulative translation adjustments	-	-	-	-	-	-	-	-	-	-	(287,422)	-	-	-	-	(287,422)

BALANCE, DECEMBER 31, 2003	35,802,800	-	14,777	220,735	3,811,262	4,046,774	1,051,665	2,756,771	3,808,436	(68,833)	1,559,599	(16,137)	-	(10,037)	10,077,575	55,200,177
Appropriations of 2003 earnings
Legal reserve	-	-	-	-	-	-	274,279	(274,279)	-	-	-	-	-	-	-	-
Compensation to directors and supervisors	-	-	-	-	-	-	-	(49,320)	(49,320)	-	-	-	-	-	-	(49,320)
Bonus to employees - cash	-	-	-	-	-	-	-	(18,428)	(18,428)	-	-	-	-	-	-	(18,428)
Bonus to employees - stock	154,272	-	-	-	-	-	-	(154,272)	(154,272)	-	-	-	-	-	-	-
Stock dividends - 5.7%	2,219,774	-	-	-	-	-	-	(2,219,774)	(2,219,774)	-	-	-	-	-	-	-
Capital received in advance from stock option exercised by employees	-	42,759	-	-	-	-	-	-	-	-	-	-	-	-	-	42,759
Reclassification of ASE Inc. shares held by subsidiaries to treasury stock	-	-	-	-	-	-	-	-	-	-	-	-	-	(2,798,399)		(2,798,399)
Valuation loss on derivatives financial instruments	-	-	-	-	-	-	-	-	-	-	-	-	(36,607)	-	-	(36,607)
Adjustment of equity in subsidiary	-	-	-	-	15,332	15,332	-	-	-	(1,781)	-	11,427	-	-	-	24,978
Issuance of common stock through merger	2,823,154	-	3,153,342	-	-	3,153,342	-	-	-	-	-	-	-	-	-	5,976,496
Elimination of long-term investment balance on consolidation	-	-	-	-	(242,792)	(242,792)	-	-	-	-	-	-	-	-	-	(242,792)
Net income in 2004	-	-	-	-	-	-	-	4,209,690	4,209,690	-	-	-	-	-	691,608	4,901,298
Change in minority interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(2,364,357)	(2,364,357)
Cumulative translation adjustments	-	-	-	-	-	-	-	-	-	-	(919,220)	-	-	-	-	(919,220)

BALANCE, DECEMBER 31, 2004	41,000,000	42,759	3,168,119	220,735	3,583,802	6,972,656	1,325,944	4,250,388	5,576,332	(70,614)	640,379	(4,710)	(36,607)	(2,808,436)	8,404,826	59,716,585
Appropriations of 2004 earnings
Legal reserve	-	-	-	-	-	-	420,969	(420,969)	-	-	-	-	-	-	-	-
Compensation to directors and supervisors	-	-	-	-	-	-	-	(75,720)	(75,720)	-	-	-	-	-	-	(75,720)
Bonus to employees - cash	-	-	-	-	-	-	-	(9,536)	(9,536)	-	-	-	-	-	-	(9,536)
Bonus to employees - stock	255,675	-	-	-	-	-	-	(255,675)	(255,675)	-	-	-	-	-	-	-
Cash dividends - 1%	-	-	-	-	-	-	-	(411,221)	(411,221)	-	-	-	-	-	-	(411,221)
Stock dividends - 6.99%	2,878,548	-	-	-	-	-	-	(2,878,548)	(2,878,548)	-	-	-	-	-	-	-
Capital surplus transferred to common stock – 2.99%	1,233,663	-	(1,233,663)	-	-	(1,233,663)	-	-	-	-	-	-	-	-	-	-
Adjustment of equity in subsidiary	-	-	-	16,768	1,275	18,043	-	-	-	700	-	(12,711)	-	-	-	6,032
Reversal of valuation loss on derivatives financial instruments	-	-	-	-	-	-	-	-	-	-	-	-	36,607	-	-	36,607
Stock option exercised by employees														-
Common stock	205,837	(42,759)	159,256	-	-	159,256	-	-	-	-	-	-	-	-	-	322,334
Capital received in advance	-	156,228	-	-	-	-	-	-	-	-	-	-	-	-	-	156,228
Net loss in 2005	-	-	-	-	-	-	-	(4,691,187)	(4,691,187)	-	-	-	-	-	(510,304)	(5,201,491)
Change in minority interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	7,466	7,466
Cumulative translation adjustments	-	-	-	-	-	-	-	-	-	-	432,132	-	-	-	-	432,132

BALANCE, DECEMBER 31, 2005	45,573,723	156,228	2,093,712	237,503	3,585,077	5,916,292	1,746,913	(4,492,468)	(2,745,555)	(69,914)	1,072,511	(17,421)	-	(2,808,436)	7,901,988	54,979,416

(continued)

		Capital Surplus					Retained Earnings (Accumulated Deficit)

	Capital Stock	Capital Received in Advance	Capital in Excess of Par Value	Treasury Stock	Long- term Invest- ment	Total	Loss on Legal Reserve	Unappro- priated Earnings (Accumu- lated Deficit)	Total	Unrea- lized Loss on Long- term Invest- ments	Cumu- lative Trans- lation Adjust- ments	Un- recog- nized Pension Cost	Other	Treasury Stock	Minority Interest	Total Share- holders’ Equity

U.S. Dollars

BALANCE, JANUARY 1, 2005	1,250,000	1,304	96,590	6,730	109,262	212,582	40,425	129,585	170,010	(2,153)	19,524	(144)	(1,116)	(85,623)	256,245	1,820,629
Appropriations of 2004 earnings
Legal reserve	-	-	-	-	-	-	12,834	(12,834)	-	-	-	-	-	-	-	-
Compensation to directors and supervisors	-	-	-	-	-	-	-	(2,309)	(2,309)	-	-	-	-	-	-	(2,309)
Bonus to employees - cash	-	-	-	-	-	-	-	(290)	(290)	-	-	-	-	-	-	(290)
Bonus to employees - stock	7,795	-	-	-	-	-	-	(7,795)	(7,795)	-	-	-	-	-	-	-
Cash dividends - 1%	-	-	-	-	-	-	-	(12,537)	(12,537)	-	-	-	-	-	-	(12,537)
Stock dividends - 6.99%	87,761	-	-	-	-	-	-	(87,761)	(87,761)	-	-	-	-	-	-	-
Capital surplus transferred to common stock – 2.99%	37,612	-	(37,612)	-	-	(37,612)	-	-	-	-	-	-	-	-	-	-
Adjustment of equity in subsidiary	-	-	-	511	39	550	-	-	-	21	-	(387)	-	-	-	184
Reversal of valuation loss on derivatives financial instruments	-	-	-	-	-	-	-	-	-	-	-	-	1,116	-	-	1,116
Stock option exercised by employees
Common stock	6,275	(1,304)	4,855	-	-	4,855	-	-	-	-	-	-	-	-	-	9,826
Capital received in advance	-	4,763	-	-	-	-	-	-	-	-	-	-	-	-	-	4,763
Net loss in 2005	-	-	-	-	-	-	-	(143,024)	(143,024)	-	-	-	-	-	(15,558)	(158,582)
Change in minority interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	227	227
Cumulative translation adjustments	-	-	-	-	-	-	-	-	-	-	13,175	-	-	-	-	13,175

BALANCE, DECEMBER 31, 2005	1,389,443	4,763	63,833	7,241	109,301	180,375	53,259	(136,965)	(83,706)	(2,132)	32,699	(531)	-	(85,623)	240,914	1,676,202

The accompanying notes are an integral part of the financial statements.
(with Deloitte & Touche audit report dated February 23, 2006)	(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Amounts in Thousands)

	Year Ended December 31

	2003	2004	2005

	NT$	NT$	NT$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	2,690,210	4,901,298	(5,201,491)	(158,582)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	12,210,910	13,898,098	13,990,219	426,531
Amortization	555,658	888,174	1,042,560	31,785
Equity in earnings (losses) of equity method investees	240,656	394,995	(74,292)	(2,265)
Impairment of goodwill	-	1,950,097	-	-
Other investment loss	-	512,000	-	-
Accrued interest on foreign convertible bonds	358,286	255,172	241,394	7,360
Loss on fire damage	-	-	8,212,780	250,390
Exchange loss (gain) on:
Long-term foreign bonds payable	(110,655)	(425,822)	215,762	6,578
Long-term foreign investment payable	(62,747)	-	-	-
Provision for doubtful accounts and sales allowance	207,018	151,358	115,200	3,512
Gain on sale of investments	(618,857)	(57,140)	(71,676)	(2,185)
Allowance for inventory valuation	240,844	75,842	611,679	18,649
Loss on early redemption of foreign convertible bonds	75,668	-	-	-
Loss from sale of treasury stock	354,787	-	-	-
Gain on disposal of discontinued operations	-	-	(232,737)	(7,095)
Loss on disposal of properties	62,792	83,826	193,038	5,885
Amortization of goodwill	819,253	877,582	528,943	16,126
Valuation loss (gain) on derivative financial instruments	(3,140)	308,138	(80,852)	(2,465)
Deferred income taxes	(1,190,500)	(1,660,695)	(481,310)	(14,674)
Accrued pension cost	479,809	372,580	109,068	3,325
Effect of exchange rate changes	129,658	506,025	(82,951)	(2,529)
Other	176,841	167,732	291,625	8,891
Changes in operating assets and liabilities
Notes receivable	1,071	21,984	5,676	173
Accounts receivable	(4,119,274)	(696,501)	(2,030,245)	(61,898)
Other receivable	(76,165)	(492,059)	(621,283)	(18,942)
Inventories	(1,800,963)	(4,691,419)	87,290	2,661
Prepayments and other current assets	160,329	(469,247)	100,859	3,075
Notes and accounts payable	2,441,818	1,485,391	3,134,747	95,572
Other payable
Income tax payable	45,393	62,727	(249,958)	(7,621)
Accrued expenses and other current liabilities	(51,711)	1,059,138	705,200	21,500
Other liabilities	7,262	7,729	(8,246)	(251)

Net cash provided by operating activities	13,224,251	19,487,003	20,450,999	623,506

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(17,331,987)	(28,521,375)	(15,611,549)	(475,962)
Increase in short-term investments	(371,561)	(126,277)	(1,075,458)	(32,788)
Proceeds from insurance claims	-	-	2,300,000	70,122
Decrease in pledged time deposits	261,317	41,827	63,094	1,923
Payments for long-term investments	(138,019)	(61,713)	(104,738)	(3,193)
Increase in other assets	(1,125,361)	(2,006,620)	(665,972)	(20,304)
Proceeds from sales of:
Property, plant and equipment	250,535	628,508	1,119,132	34,120
Others	105,536	505,546	82,171	2,505
Purchase of ASE Japan Co., Ltd. shares	-	(830,678)	-	-
Purchase of ASE (U.S.) Inc. shares	-	(112,824)	-	-
Purchase of ASE Material Inc. shares	(20,976)	-	-	-
Purchase of ASE Test Limited shares	-	(339,644)	-	-

			(Continued)

	Year Ended December 31

	2003	2004	2005

	NT$	NT$	NT$	US$
Proceeds from disposal of discontinued operations	-	-	566,411	17,269
Increase in land use rights	-	-	(87,912)	(2,680)

Net cash used in investing activities	(18,370,516)	(30,823,250)	(13,414,821)	(408,988)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from (repayments of):
The issuance of foreign convertible bonds	6,684,882	-	-	-
The issuance of domestic secured bonds	-	2,733,112	-	-
Investment payable	(954,411)	(2,309,960)	-	-
Foreign convertible bonds	-	-	(502,748)	(15,328)
Commercial papers and bank acceptances payable	(629,086)	(167,149)	(908,816)	(27,708)
Proceeds from long-term debts	8,204,528	19,246,822	24,514,627	747,397
Repayments of long-term debts	(8,427,497)	(13,251,715)	(27,736,491)	(845,624)
Proceeds from sales of ASE Inc. shares	2,850,524	-	-	-
Proceeds from short-term borrowings	1,161,183	2,695,984	3,638,444	110,928
Proceeds from exercise of stock option by employees	-	-	322,334	9,827
Early redemption of foreign convertible bonds	(4,908,389)	-	-	-
Increase in collection of accounts receivable sold	-	-	887,354	27,053
Increase in minority interest	119,368	242,059	7,466	228
Compensation to directors and supervisors and bonus to employees	(10,280)	(67,748)	(75,720)	(2,308)
Capital received in advance	-	42,759	156,228	4,763
Cash dividends	-	-	(394,453)	(12,026)

Net cash provided by (used in) financing activities	4,090,822	9,164,164	(91,776)	(2,798)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH
EQUIVALENTS	(211,640)	(415,239)	344,283	10,496

NET INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS	(1,267,083)	(2,587,322)	7,288,685	222,216

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	9,829,508	8,562,425	5,975,103	182,168

CASH AND CASH EQUIVALENTS, END OF YEAR	8,562,425	5,975,103	13,263,788	404,384

SUPPLEMENTAL INFORMATION
Interest paid (excluding capitalized interest)	1,120,215	951,281	1,759,546	53,645
Income tax paid	57,633	193,829	612,612	18,677
Cash paid for acquisition of property, plant and equipment
Acquisition of property, plant and equipment	(17,234,324)	(30,588,311)	(12,957,405)	(395,043)
Increase (decrease) in payable	(102,488)	1,961,788	(2,891,017)	(88,141)
Increase (decrease) in obligation under capital leases	4,825	105,148	236,873	7,222

	(17, 331,987)	(28,521,375)	(15,611,549)	(475,962)

Cash received from issuance of foreign convertible bonds
Proceeds	6,818,000	-	-	-
Issuance expense	(119,315)	-	-	-
Increase in payable	(13,803)	-	-	-

Net cash inflow	6,684,882	-	-	-

Cash received from issuance of domestic secured bonds
Proceeds	-	2,750,000	-	-
Issuance expense	-	(16,888)	-	-

Net cash inflow	-	2,733,112	-	-

Cash received from disposal of discontinued operations
Sales price	-	-	625,559	19,072
Increase in receivable	-	-	(59,148)	(1,803)

	-	-	566,411	17,269

				(Continued)

	Year Ended December 31

	2003	2004	2005

	NT$	NT$	NT$	US$

Total assets acquired from acquisition of ASE Japan Co., Ltd.	-	2,162,468	-	-
Less: Liabilities assumed	-	(1,310,428)	-	-

Cash paid	-	852,040	-	-
Less: Cash received at the date of acquisition	-	(21,362)	-	-

Net cash outflow	-	830,678	-	-

Total assets acquired from acquisition of ASE (U.S.) Inc.	-	171,999	-	-
Less: Liabilities assumed	-	(16,240)	-	-

Cash paid	-	155,759	-	-
Less: Cash received at the date of acquisition	-	(42,935)	-	-

Net cash outflow	-	112,824	-	-

NON-CASH FLOWS FROM INVESTING AND FINANCING
ACTIVITIES
Reclassification of the ASE Inc. shares held by consolidated
subsidiaries from long-term investment to treasury stock	-	2,798,399	-	-
Reversal of treasury stock due to sale of ASE Inc.’s shares held by
consolidated subsidiaries	1,405,632	-	-	-

The accompanying notes are an integral part of the financial statements.
(with Deloitte & Touche audit report dated February 23, 2006)				(Concluded)

• Attachment IV

Advanced Semiconductor Engineering, Inc.
Table of Comparison of Revised Procedure
for Acquisition or Disposal of Assets

Original Provisions		Provisions after Revision

Article 3 Definitions:		Article 3 Definitions:

1.	The date on which the fact takes place: This refers to date on which agreement for trading is executed, payment is made, conclusion of transaction by assignment, account transfer, resolution by the board or other date that is sufficiently enough to confirm the transaction counterpart and transaction amount, whichever comes first. Where an investment requires approval by the competent regulatory authority, whichever comes first between the above- mentioned dates or the date approved by the competent regulatory authority shall prevail.	1.	The date on which the fact takes place: This refers to date on which agreement for trading is executed, payment is made, conclusion of transaction by assignment, account transfer, resolution by the board or other date that is sufficiently enough to confirm the transaction counterpart and transaction amount, whichever comes first. Where an investment requires approval by the competent regulatory authority, whichever comes first between the above-mentioned dates or the date approved by the competent regulatory authority shall prevail.
2.	Professional appraiser: One who engages in appraisal of real estate or other who may, in accordance with law, engage in appraisal of real estate or other fixed assets.	2.	Professional appraiser: One who engages in appraisal of real estate or other who may, in accordance with law, engage in appraisal of real estate or other fixed assets.
3.	Derivative commodity: Trading contract whose value is derived from assets, interest rate, foreign exchange rate, index or other interests such as forward contract, option, futures, leverage guarantee, swap and the compound contract composed by the above- mentioned commodities. However, the forward contract excludes insurance policies, performance contract, after-sale service contract, long-term leasing contract and long-term contract for inward (outward) goods.	3.	Derivative commodity: Trading contract whose value is derived from assets, interest rate, foreign exchange rate, index or other interests such as forward contract, option, futures, leverage guarantee, swap and the compound contract composed by the above- mentioned commodities. However, the forward contract excludes insurance policies, performance contract, after-sale service contract, long-term leasing contract and long- term contract for inward (outward) goods.
4.	Assets acquired through merger, split, acquisition or assign of shares or disposal in accordance with law: This refers to assets acquired through merger, split, acquisition or assign of shares or disposal in accordance with Business M&A Act, Financial Holding Company Act, Financial Institutions Merger Act or other laws, or issuance of new shares in exchange for shares, hereinafter called assign of shares, of other company according to Article 156(6) of The Company Law.	4.	Assets acquired through merger, split, acquisition or assign of shares or disposal in accordance with law: This refers to assets acquired through merger, split, acquisition or assign of shares or disposal in accordance with Business M&A Act, Financial Holding Company Act, Financial Institutions Merger Act or other laws, or issuance of new shares in exchange for shares, hereinafter called assign of shares, of other company according to Article 156(6) of The Company Law.

5.	Subsidiary: By the definition set forth in the Financial and Accounting Guidelines Gazette #5 and #7 announced by Accounting Research & Development Foundation, hereinafter called ARDF, this is a company the Company’s direct investment or indirect investment by subsidiaries of the Company has holdings in excess of 50% of shares, not limited to subsidiaries already issued at home. Moreover, the principle involved in defining the term should move downward, i.e., including grand-son company, great grand-son company, etc.		5.	Subsidiary: By the definition set forth in the Financial and Accounting Guidelines Gazette #5 and #7 announced by Accounting Research & Development Foundation, hereinafter called ARDF.
6.	Interested party: By the definition set forth in the Financial and Accounting Guidelines Gazette #6 announced by ARDF.		6.	Interested party: By the definition set forth in the Financial and Accounting Guidelines Gazette #6 announced by ARDF.
7.	Investment in Mainland China Area: Engagement in investment or technological cooperation on Mainland China approved by Investment Commission, MOEA.		7.	Investment in Mainland China Area: Engagement in investment or technological cooperation on Mainland China approved by Investment Commission, MOEA.
8.	The so-called “within one year” under this Handling Procedure refers to the base date for the trading fact that takes place, retroactive to one and, by the established rules, the announced part shall not be counted.		8.	The so-called “within one year” under this Handling Procedure refers to the base date for the trading fact that takes place, retroactive to one and, by the established rules, the announced part shall not be counted.
9.	The so-called “financial statement for the latest period” under this Handling Procedure refers to the financial statement openly published by law, which is audited or attested by CPA prior to acquisition or disposal of assets by the Company.		9.	The so-called “financial statement for the latest period” under this Handling Procedure refers to the financial statement openly published by law, which is audited or attested by CPA prior to acquisition or disposal of assets by the Company.

Article 18 Contract tranche and upper ceiling for loss for engagement in derivative commodity trading:			Article 18 Contract tranche and upper ceiling for loss for engagement in derivative commodity trading:
1.	Restriction on the contract tranche is as follows:		1.	Restriction on the contract tranche is as follows:
	a.	Accumulated balance of the operating tranche for hedge contract shall not exceed 30% of the Company’s net value as shown in the financial statement for the latest period. However, exemptions are the amount of such derivatives as CCS trading, option trading in conjunction with subscription and issuance of overseas		a.	Accumulated non-abatement tranche of the operating tranche for hedge contract shall not exceed 30% of the Company’s net value as shown in the financial statement for the latest period. However, exemptions are the amount of such derivatives as CCS trading, option trading for interest rate and foreign exchange in conjunction with

		securities with prior approval by the Board of Directors.			subscription and issuance of overseas securities with prior approval by the Board of Directors.
	b.	Accumulated balance of the operating tranche for non-hedge contract shall not exceed 20% of the Company’s net value as shown in the financial statement for the latest period.		b.	Accumulated non-abatement tranche of the operating tranche for non-hedge contract shall not exceed 20% of the Company’s net value as shown in the financial statement for the latest period.
2.	Upper ceiling for loss for total and individual contracts:		2.	Upper ceiling for loss for total and individual contracts:
	a.	All realized and non-realized loss generated from totally signed derivative commodity contracts shall not exceed 15% of the Company’s net value as shown in the financial statement for the latest period.		a.	All realized and non-realized loss generated from totally signed derivative commodity contracts shall not exceed 15% of the Company’s net value as shown in the financial statement for the latest period.
	b.	Where it is hedge contract, realized and non-realized loss generated from individual contract shall not exceed 30% of the said contract value or 3% of the Company’s net value as shown in the financial statement for the latest period.		b.	Where it is hedge contract, realized and non-realized loss generated from individual contract shall not exceed 30% of the said contract value or 3% of the Company’s net value as shown in the financial statement for the latest period.
	c.	Where it is non-hedge contract, realized and non-realized loss generated from individual contract shall not exceed 30% of the said contract value or 3% of the Company’s net value as shown in the financial statement for the latest period.		c.	Where it is non-hedge contract, realized and non-realized loss generated from individual contract shall not exceed 30% of the said contract value or 3% of the Company’s net value as shown in the financial statement for the latest period.

Attachment V

     Advanced Semiconductor Engineering, Inc.
Table of Comparison of
Revised Procedure for Endorsement Guarantee

Original Provisions			Provisions after Revision

Article 3 Parties that are eligible for endorsement for guarantee:			Article 3: Parties that are eligible for endorsement for guarantee:

1.	Parties that are eligible for endorsement for guarantee by this Company shall be limited to the following:		1.	Parties that are eligible for endorsement for guarantee by this Company shall be limited to the following:
	a.	Companies with which the Company has business transactions.		a.	Companies with which the Company has business transactions.
	b.	Subsidiaries of the Company, that is a company the Company’s direct investment or indirect investment by subsidiaries of the Company has holdings in excess of 50% of shares, not limited to subsidiaries already issued at home. Moreover, the principle involved in defining the term should move downward, i.e., including grand-son company, great grand-son company, etc.		b.	Companies in which this Company has direct or indirect holdings in excess of 50% of the voting rights.
	c.	Parent company of this Company.		c.	Companies that have direct or indirect holdings in excess of 50% of the voting rights of this Company.
2.	The above restrictions are not applicable to joint venture where each and every investing shareholder endorses the guarantee to the company being invested by the ratio of holdings.		2.	The above restrictions are not applicable to joint venture where each and every investing shareholder endorses the guarantee to the company being invested by the ratio of holdings.

Attachment VI

     Advanced Semiconductor Engineering, Inc.
Table of Comparison of
Revised Rules for Annual Shareholders’ Meeting Agenda

Original Provisions	Provisions after Revision

Article 3:

Each shareholder shall have one voting right. If any shareholder who is not able to attend the shareholders’ meeting, he/she may retain a proxy to be present by presenting the company- issued proxy that defines the scope of authorization. With the exception of trust business or service agency institutions approved by the competent authority for securities, when one proxy represents more than two shareholders, the voting right represented shall not exceed 3% of the voting right for issued shares. If exceeded, the excess part of the voting represents more than two shareholders, the voting right shall not be counted.

Article 3:

Each and every shareholder of the Company, unless stipulated by Article 179 of The Company Law that has no voting right, shall have one voting right for each and every share they own. If any shareholder who is not able to attend the shareholders’ meeting, he/she may retain a proxy to be present by presenting the company-issued proxy that defines the scope of authorization. With the exception of trust business or service agency institutions approved by the competent authority for securities, when one proxy right represented shall not exceed 3% of the voting right for issued shares. If exceeded, the excess part of the voting right shall not be counted.

Attachment VII

     Advanced Semiconductor Engineering, Inc.
Table of Comparison of Revised Articles of Incorporation

Original Provisions	Provisions after Revision

Article 6:	Article 6:
The total capital of the Company is set for NT$63 billion in 6.3 billion shares and the par value of each share is NT$10, of which the reserved employee stock option warrant amounts to NT$3 billion. The Board of Directors is authorized to issue the un-issued shares in different phases.
The total capital of the Company is set for NT$70
billion in 7 billion shares and the par value of
each share is NT$10, of which the reserved
employee stock option warrant amounts to NT$5
billion. The Board of Directors is authorized to
issue the un-issued shares in different phase.

Article 13:	Article 13:
Shareholders of the Company have one voting right for each and every share they own. However, by law, shares held by the Company have no voting right.	Each and every shareholder of the Company, unless stipulated by Article 179 of The Company Law that has no voting right for each and every share they own, shall have one voting right.

Article 19:	Article 19:
Unless otherwise stipulated by The Company Law, meeting of the Board of Directors shall be convened by the Chairperson according to law. And the meeting of the Board of Directors may be convened at any location at home or by videoconferencing.	Unless otherwise stipulated by The Company Law, meeting of the Board of Directors shall be convened by the Chairperson according to law. And the meeting of the Board of Directors should be convened at the location where the Company is headquartered or at a location convenient to directors or by videoconferencing.

Article 27:	Article 27:
These Articles of Incorporation are set on March 11, 1984 in the sponsor’s meeting with the consent of all sponsors present, which was subsequently revised on May 3, 1984 for the first time.	These Articles of Incorporation are set on March 11, 1984 in the sponsor’s meeting with the consent of all sponsors present, which was subsequently revised on May 3, 1984 for the first time.
•
30th Revision: June 19, 2003	30th Revision: June 19, 2003
31st Revision: June 15, 2004	31st Revision: June 15, 2004
32nd Revision: June 30, 2005	32nd Revision: June 30, 2005
33rd Revision: June 21, 2006

Attachment VIII

Advanced Semiconductor Engineering Inc.
Material Business Department
Spin-Off Plan (the “Spin-Off Plan”)

PARTIES

Advanced Semiconductor Engineering Inc. (“Party A”)
ASE Electronics Inc.(“Party B”)
(collectively referred to as “parties” or “both parties”)

WHEREAS

1.	Party A proposes to have its existing material business department divided and transferred to Party B in order to facilitate its business specialization, strengthen its core competences, and further develop business related to the material business department. It is anticipated that with independent operation after such spin-off, the overall performance and competitiveness of the material business department will be enhanced.
2.	Party B is a wholly owned subsidiary of Party A. Party A proposes to transfer its relevant operations of its material business department (including assets, liabilities and business) (“Divided Business”) to Party B by means of spin-off under the Business Merger and Acquisition Law of the Republic of China in accordance with the spin- off proposal (“Spin-Off Plan”) as set out below (“Spin-Off”):

Article 1:	Companies Participating in the Spin-Off

Divided Company: Advanced Semiconductor Engineering Inc.
Company assuming the Divided Business: ASE Electronics Inc.

Article 2:	Amendments to Articles of Incorporation of Assuming Company

Amendments of the articles of incorporation of Party B due to the Spin-off are as set out in Schedule 1.

Article 3:	Manner of Spin-off

The proposed Spin-off adopts the method of dividing the existing business to an existing company. That is, Party A shall transfer relevant operations of its material business department to an existing company, Party B, in consideration for new shares issued by Party B to Party A.

Article 4:	Scope, Commercial Value, Assets & Liabilities of the Divided Business

The scope, commercial value, assets and liabilities of the Divided Business under the proposed Spin-off are as follows:

1.	Scope of business to be divided:
	(1)	Operations and relevant sales and purchase business of Party A’s material business department.
	(2)	Required machinery, equipment, relevant assets (including tangible and intangible assets) and liabilities of Party A’s material business department.

(3) Relevant contracts (including, but not limited to: sales agreements, technology licensing agreements, technical services agreements, lease agreements and other relevant agreements), litigation matters, legal relationships, legal status, licenses, permits and relevant rights and interests of Party A’s material business department.
(4) All patents, technologies, software, know-how, trade secrets developed and owned by Party A prior to the spin-off record date, insofar as such involves the material business, shall be divided from Party A and be transferred to Party B. Party A and Party B shall cooperate in completing rights transfer procedures, technology transfer procedures, and rights protection procedures, and providing the relevant information, documents and programs in relation to the aforementioned jointly-held intellectual property rights, so that the other party may exercise the relevant rights. The costs of maintaining the aforementioned rights after the spin-off record date shall be borne by Party B. Spin-off of the intellectual property rights under this paragraph shall not affect the rights derived from licensing to others and confidentiality obligations existing prior to the spin-off.
(5) Other assets, liabilities, rights and obligations, interests, rental and taxation incentives entitled and unexpired or undeducted in relation to the divided business, licenses, permits, and relevant legal relationships, factual relationships and status in relation to Party A’s material business department.

2.	Commercial value of the Divided Business: After deducting the value of liabilities from the assets to be transferred from Party A to Party B, the Divided Business is expected to be valued at NT$ 2,254,673,641.

3.	Divided assets: Assets expected to be divided and transferred are set out in Schedule 2, and are expected to be valued at a total of NT$4,121,506,001.

4.	Divided liabilities: Liabilities expected to be divided and transferred, are set out in Schedule 2, and are expected to be valued at a total of NT$1,866,832,360.

5.	The aforementioned scope of business, assets and liabilities to be divided and transferred are based on the book values of Party A as of March 31, 2006.

6.	Where it is necessary to adjust the aforementioned scope of the assets and liabilities to be divided and transferred, Party A and Party B’s shareholders meetings may authorize their respective board of directors to negotiate the adjustment. The same shall apply where it is necessary to adjust the commercial value of the Divided Business or the number of new shares issued by Party B in consideration for the Divided Business.

Article 5:	Commercial Value of the Divided Business and the number of shares issued by Party B in consideration for the Divided Business, and the Method of Calculation

1.	Proportion of share swap: 1 ordinary share in Party B for every NT$10 in commercial value of the Divided Business (the “Share Exchange Ratio”); therefore, Party A shall acquire a total of 225,467,364 common shares issued by Party B under this Spin-Off Plan.

2.	Method of calculation: The aforementioned exchange of shares issued by Party B in consideration for the Divided Business is determined in accordance with the fairness opinion issued by independent experts; details are as set out in Schedule 3.

Article 6:	Adjustment to the Share Exchange Ratio of the number of new shares issued by Party B in consideration for the Divided Business

In the event that any of the following is applicable to the Share Exchange Ratio proposed under this Spin-Off Plan, the shareholders meetings of Party A and Party B may authorize their respective boards of directors to jointly negotiate and agree upon an adjustment to the Share Exchange Ratio:

1.	Party B undertakes a rights offering and issues new shares without consideration after execution of this Spin-Off Plan;
2.	Party B disposes its major assets or engages in other acts that significantly affects its financial and business condition;
3.	Party B undergoes a major reorganization or other events that significantly affects the rights and interests of the company’s shareholders or its share price;
4.	Party B repurchases its own shares as treasury stocks;
5.	The commercial value of the Divided Business has changed after the execution of this Spin-Off Plan; and
6.	It is necessary to adjust the aforementioned Share Exchange Ratio due to changes of the law or other instructions of the competent authorities.

Article 7:	Total Number, Type and Quantity of New Shares Issued by Party B

1.	Party B shall issue a total of 225,467,364 common shares to Party A in consideration for acquiring the Divided Business.

2.	Party B shall complete the change of registration in respect of its registered capital and issue new shares to Party A after the spin-off record date in accordance with applicable laws and regulations.

3.	After issuing new shares to Party A by Party B in accordance with this Spin-Off Plan, Party A shall directly hold 100% of the total issued and outstanding shares of Party B.

Article 8:	Total Number, Type and Quantity of Shares Acquired by the Divided Company, and Payment of Cash when there are fractional shares

Party A shall acquire 225,467,364 common shares in Party B under this Spin-Off Plan. Where less than 1 share is acquired, Party B shall pay Party A in cash in full in respect of such part upon delivering the other shares.

Article 9:	Entire Assumption of Rights & Obligations, and Related Matters

1.	All rights and obligations in respect of the assets, liabilities and business divided and transferred from Party A to Party B under this Spin-Off Plan shall be deemed acquired by Party B as of the spin-off record date. Party A shall cooperate in completing any relevant transfer procedures.

2.	Upon acquiring the Divided Business, Party B shall be jointly liable with Party A for repayment of Party A’s liabilities to the extent of capital contributed in respect of the Acquired Business, except where the liabilities in respect of the Divided Business may be entirely separated from liabilities of Party A. However, the right of claim of a creditor in respect of such joint liability shall be extinguished if not exercised within two (2) years after the spin-off record date.

Article 10:	Change of Paid-In capital of Divided Company

Paid-In capital of Party A shall be maintained and shall not be reduced upon completion of the instant spin-off, except where cancellation of shares and reduction of capital is required by law.

Article 11:	Outstanding Equity Securities of Divided Company & Repurchase of Treasury Stock

With regards to the second ECB previously issued by Party A, the relevant laws and regulations concerning the issue and conversion of the convertible bonds shall continue to apply.

With regards to the treasury stocks repurchased by Party A, the Securities and Exchange Act, other relevant laws and regulations, resolutions of Party A’s board of directors or shareholders meeting or rules associated with handling the treasury stocks of Party A shall continue to apply.

Article 12:	Purchase & Cancellation of Shares held by Dissenting Shareholders

In the event that any of Party A or Party B’s shareholders expresses dissents to this Spin-Off Plan according to law, each of Party B or Party B shall repurchase the shares held by such dissenting shareholders according to law. The shares so repurchased may be disposed of or cancelled subject to approval of the competent authorities, and registration shall be accordingly amended,

Article 13:	Notification to Creditors, Announcements, and Related Matters

1.	Once this Spin-Off Plan has been passed by resolutions of Party A and Party B’s shareholders meetings, both Parties shall promptly prepare a balance sheet and a list of properties, and shall issue a notice to individual creditors and make a public announcement in respect of the Spin-Off Plan. Such notices or announcement shall stipulate a period of thirty (30) days or more for creditors to raise objections. Where a creditor raises an objection within the stipulated period, the relevant company shall repay the relevant debt; provide adequate collateral; set up a trust expressly for the purpose of repaying such debt; prove that the spin-off under this Spin-Off Plan shall not detrimentally affect the rights of the creditors; or undertake other measures according to applicable laws and regulations.

2.	Where the liability repaid by Party A in accordance with the preceding paragraph is one that was originally intended to be assigned to Party B under this Spin-Off Plan, then Party A and Party B’s boards of directors shall be authorized to negotiate an amendment of the scope of business, commercial value, assets and liabilities stipulated in Article 4 above; the same applies where it is necessary to adjust the number of shares to be issued by Party B or the Share Exchange Ratio.

Article 14:	Transfer of Employees

Employees affiliated with Party A’s material business department shall continue to be employed by Party B, and Party B shall acknowledge the existing seniorities of such employees.

Article 15:	Exclusion of Employee’s First Refusal Rights for New Shares Issued by Party B

The new shares to be issued by Party B in consideration for the Divided Business shall not be subject to the provisions of the Company Act concerning employees’ first refusal rights for ten percent (10%) to fifteen percent (15%) of total new shares to be issued by Party B.

Article 16:	Apportionment of Taxes and Costs

1.	Unless otherwise provided in this Spin-Off Plan, all taxes or costs arising from the execution or performance of this Spin-Off Plan shall be shared equally between Party A and Party B, except where relevant tax exemptions or exclusions apply. In the event that this Spin-Off Plan is invalidated, by virtue of failing to obtain the approval of the shareholders meetings of both parties or the competent authorities or for any other reason, then the parties shall equally share the attorneys and accountants fees and other related costs already incurred.

2.	The parties shall cooperate in applying for any rental and taxation benefits and incentives applicable to the spin-off under this Spin-Off Plan.

Article 17:	Spin-off record date

The spin-off record date shall be August 1, 2006 after this Spin-Off Plan is resolved by the shareholders’ meeting of both parties. However, where there are concerns in respect of the business, change of objective environments, or amendments needed instructed by competent authorities, the board of directors of both parties should be authorized to negotiate and jointly decide another date as the spin-off record date.

Article 18:	Scheduled Progress, Expected Completion Date & Delay

1.	Both parties’ shareholders’ meetings are proposed to be convened on June 21, 2006 to approve this Spin-Off Plan, provided that the boards of directors of both parties may determine another date for the shareholders meeting in light of actual circumstances.

2.	The boards of directors of both parties are authorized to determine the scheduled progress of this Spin-Off Plan, spin-off record date, consequences of delay, scheduled dates for convening meeting of board of directors or shareholders meetings according to law, and other relevant matters.

Article 19:	Changes in Participating Entities or Number of Participants

Following the public disclosure of information relating to this spin-off, where Party A and Party B intends to undertake a further spin-off involving other companies, then all procedures and legal acts already completed under this original Spin-Off Plan shall be redone by all participating companies. The boards of directors shall be authorized to handle all outstanding matters under this article in accordance with relevant laws and regulations.

Article 20:	Consequences of Breach

In the event of a breach of this Spin-Off Plan by either party, and such party fails to rectify the breach within the period stipulated by the other party or where the breach is serious, resulting in damage to the other party, the party in breach shall indemnify the other against all costs and damages arising from such breach (including but not limited to attorneys and accountant fees, expenses or other damages arising from the spin-off under this Spin-Off Plan). The parties further agree that where a party incurs any damage as a result of matters attributable to the other party in the course of performing this Spin-Off Plan (including but not limited to a claim by a third party), the party liable shall indemnify the other party against such damage.

Article 21:	Governing Law

1.	The Spin-Off Plan shall be implemented in accordance with the Business Merger and Acquisition Law of the Republic of China. In the event of promulgation and enforcement of new laws (including those promulgated after the spin-off record date) that are more beneficial to the parties, the parties may apply such more beneficial laws.

2.	In the event of any dispute arising from this Spin-Off Plan, the Kaohsiung District Court of Taiwan shall be the court of jurisdiction for such disputes.

Article 22:	Miscellaneous

1.	Where any provision of this Spin-Off Plan is invalid by virtue of conflict with any relevant law, then such conflicting part shall be invalid, without affecting the validity of other parts. The shareholders meetings of both parties shall authorize their respective boards of directors to interpret and determine those parts that are invalidated by virtue of conflict, in accordance with relevant provisions of the law.

2.	Where it is necessary to amend any provision of this Spin-Off Plan in response to instructions of the competent authorities, amendment shall be undertaken directly in accordance with the contents of such instructions, or by the boards of directors of both parties in accordance with the instructions of the competent authorities.

3.	The boards of directors of both parties are authorized to handle all matters not fully stipulated under this Spin-Off Plan.

4.	This Spin-Off Plan must be signed by both parties and approved by their respective shareholders meetings before it may enter into effect. Where approval or consent of the competent authorities is not granted in respect of the proposed spin-off, then this Spin- Off Plan shall be deemed to be invalid.

Article 23:      Copies

This Spin-Off Plan shall be executed with two (2) originals and two (2) copies. Each party shall hold one (1) original and one (1) copy as evidence of the agreement.

PARTIES:

Advanced Semiconductor Engineering Inc.
Representative:
Position: Chairman
Jason C.S. Chang

ASE Electronics Inc.
Representative:
Position: Supervisor
John Ho

DATE: May 2, 2006

  Attachment VIII
Schedule 1

ASE Electronics Inc. (the “Company”)
Comparison Table of the Changes of the Articles of Incorporation

No.	Original Article	Revised Article
Article 6	The authorized capital of the Company is NT$ 30,000,000 divided into 3,000,000 shares at par value of NT$10 and is fully paid-up.	The authorized capital of the Company is NT$ 3,500,000,000 divided into 350,000,000 shares at par value of NT$10. The Company’s board of directors is authorized to issue the un-issued shares by installments according to the Company’s business need.
Article 25	This Articles of Incorporation was first made at March 14, 2006.	This Articles of Incorporation was first made at March 14, 2006, and was first revised on June 21, 2006.

  Attachment VIII
Schedule 2

Advanced Semiconductor Engineering Inc.
Assets and Liabilities to be Divided and Transferred

Unit: NT$
Item	Amount
Assets
Current Assets	1,322,681,936
Fixed Assets	2,176,961,979
Deferred Assets	185,909,307
Other Assets	435,952,779
Total Asset (1)	4,121,506,001
Liabilities
Current Liabilities	1,506,014,736
Other Liabilities	360,817,624
Total Liabilities (2)	1,866,832,360
Business Value (1)-(2)	2,254,673,641

  Attachment VIII
Schedule 3

Advanced Semiconductor Engineering, Inc.
Fairness Opinion

Advanced Semiconductor Engineering, Inc. (ASE) proposes to transfer its materials segment (including assets, liabilities, and operations, the “Materials Segment”) to its wholly-owned subsidiary, ASE Electronics Inc. (ASEE) in response to the increasing business competition in the semiconductor industry. ASEE will issue new shares in exchange for these assets and liabilities from ASE and continue to operate the Materials Segment.

I.	Calculation of the ratio of exchange

	I.	The business value (represented by assets less liabilities) for which ASE proposes to transfer is based on the corresponding book value of such assets and liabilities as stated in the financial statements as of March 31, 2006, which were reviewed by independent auditors.

	II.	The book value of total assets and liabilities ASE proposes to transfer is NT$4,121,506,001 and NT$1,866,832,360, respectively. The operating value, defined as total assets less liabilities, is calculated to be NT$2,254,673,641. The book value of total assets and liabilities for the proposed transfer as of March 31, 2006 is shown below:

(NT $)
Item	Amount
Assets
Current Assets	1,322,681,936
Fixed Assets	2,176,961,979
Deferred Assets	185,909,307
Other Assets	435,952,779
Total Assets (1)	4,121,506,001
Liabilities
Current Liabilities	1,506,014,736
Other Liabilities	360,817,624
Total Liabilities (2)	1,866,832,360
Business Value (1)-(2)	2,254,673,641

Data Source: GASE Inc.

	III.	ASE proposes to issue 225,467,364 common shares at NT$10 per share in exchange for the transferred assets and liabilities and related operations.

II.	Reasonableness of the exchange ratio between transferred assets and shares received

ASE Inc. transfers its assets and liabilities and related operations in the Materials Segment to its wholly-owned subsidiary, ASE Electronics Inc. , and ASE Electronics Inc. issues 225,467,364 common shares in return for the transferred assets and liabilities. The exchange ratio for the transaction is determined based on the value of the transferred assets and liabilities, and the issuance price of the common shares of ASE Electronics Inc., which are determined as follows:

I.	This exchange transaction is for the restructure of the Company’s business instead of a disposal of business segment. According to Interpretation No. 128 of the Accounting Research and Development Foundation on accounting for exchange or disposal transactions (“ARDF No. 128”), which was issued on June 6, 2002, for companies under common control, if the transferor transfers its operations to the transferee and receives shares in return, it is accounted for as a business restructure. The cost for such shares received shall be the book value of total net assets, calculated as the book value of total assets transferred (after any impairment charges) less total liabilities transferred, and no gain shall be recognized on the exchange. The transferee shall record the assets and liabilities received at the transferor’s book value, the net of which shall be recorded as common shares and additional paid in capital. Therefore ASE Inc.’s proposed value for the transferred assets and liabilities at book value is in accordance with the ARDF No. 128.

II.	ASEE issued 225,467,364 new shares at NT$10 per share, representing NT$2,254,673,641, which is equivalent to the carved-out portion of the net asset value of NT$2,254,673,641 from ASE. As ASEE is a 100% owned subsidiary of ASE, and that the operating value equals the net assets value, the ratio of shares exchanged in this transaction is in accordance with the ARDF No. 128.

III.	In summary, the calculation of the ratio of exchange in the Company’s transfer of Materials Segment is based on the book value of the related assets and liabilities of the Company’s reviewed financial statements as of March 31, 2006. In our opinion, based on the guidance provided by the Interpretation of the Accounting Research and Development Foundation and our review of relevant financial information, the ratio of exchange at which ASEE issued 225,467,364 shares of common stock at NT$10 per share to ASE Inc. is in accordance with the ARDF No. 128.

Lin,Yu-Ya Certified Public Accountant April 24, 2006

Appendix 1

Advanced Semiconductor Engineering, Inc.
Rules of Procedure for the Shareholders’ Meeting
(before revision)

1.	The Shareholders’ Meeting of the Company shall be conducted in accordance with the Rules specified herein.

2.	Present Shareholders (or their proxies) shall wear attendance badges, and shall submit sign-in cards in lieu of signing in. The number of voting right shall be calculated according to the sign-in cards submitted.

3.	There is one vote for each share. When a Shareholder is unable to attend the Shareholders’ Meeting for whatever the reason, the Shareholder may present a proxy statement printed by the Company that states the scope of authorization to entrust a proxy to attend the Shareholders’ Meeting. With the exception of trust enterprises or stock affair agencies approved by securities authorities concerned, the votes that may be cast by one proxy representing two or more Shareholders shall not exceed three percent of the votes of total shares issued; any votes in excess of that limit shall not be counted.

4.	The venue for the Shareholders’ Meeting shall be where the Company is located or a place convenient for Shareholders to attend and suited for convening the Shareholders’ Meeting. The beginning time for the Meeting may not be earlier than 9 a.m. or later than 3 p.m.

5.	Unless otherwise provided by The Company Law, the Shareholders’ Meeting shall be convened by the Board of Directors and presided by the Chairperson. If the Chairperson is on leave or unable to exercise powers for whatever the reason, Article 208 Paragraph 3 of The Company Law shall govern. If the Shareholders’ Meeting is convened by someone entitled to convene such a meeting who is not a member of the Board of Directors, the Meeting shall be presided by the convening person; where there are two or more persons entitled to convene the Shareholders’ Meeting, they shall nominate among them one person to preside the meeting.

6.	The Company may appoint the retained lawyers, certified public accountants or relevant personnel to observe the Shareholders’ Meeting. The staff handling administrative affairs of the Shareholders’ Meeting shall wear identification badges or arm-bands.

7.	The Company shall record the whole course of the Shareholders’ Meeting on audio tape or video tape, and shall keep the tapes on file for at least one year.

8.	When the time comes for the Shareholders’ Meeting to begin, the chairperson shall immediately call the meeting in session. However, if the Shareholders present represent less than half of the total issued shares, the chairperson may postpone the commencement of the meeting. The Meeting may be postponed up to twice, and the total duration of postponement may not exceed one hour. If after two postponements the number of Shareholders present is still insufficient while the Shareholders present do represent at least one third of the total issued shares, provisional resolutions may be adopted in accordance with Article 175 Paragraph 1 of The Company Law. If prior to the end of the Meeting the Shareholders present have represented at least half of the total issued shares, the chairperson may resubmit the provisional resolutions adopted by the Meeting for a vote in accordance with Article 174 of The Company Law.

9.	Where the Shareholders’ Meeting is convened by the Board of Directors, the meeting agenda shall be set by the Board of Directors. The Meeting shall proceed in accordance with the agenda, which may not be altered unless by the resolution of the Shareholders’ Meeting.

If the Shareholders’ Meeting is convened by someone entitled to convene such a meeting who is not a member of the Board of Directors, the rules of the preceding Paragraph shall apply mutatis mutandis.

Unless by the resolution of the Shareholders’ Meeting, the chairperson may not declare the Meeting ended until all items on the agenda (including extemporaneous motions) arranged in the preceding two Paragraphs have been completed.

After the meeting is declared ended, the Shareholders may not elect a chairperson to resume the Meeting at the original location or other premises, unless such declaration has violated the Rules of Procedure, where one person may be elected the chairperson with the consent of one half of the votes represented by Shareholders present to resume the Meeting.

10.	When the Shareholders’ Meeting is in session, the chairperson may in his/her discretion allocate and announce time for breaks.

11.	Before a Shareholder present at the meeting speaks, he/she shall first fill out a statement slip noting the main points of the statement, the Shareholder's account number (or the attendance identification number) and account name, so that the chairperson may determine the order of speaking. The Shareholder present at the meeting that merely submits a statement slip without speaking is considered not having spoken. If the contents of the statement do not conform to the contents of the statement slip, the contents of the statement shall govern. Unless given consent by the chairperson and the speaking Shareholder, the other Shareholders may not speak to interrupt when a Shareholder is speaking; otherwise the chairperson shall stop the interruption.

12.	Unless permitted by the chairperson, no Shareholder may speak for more than twice regarding the same proposal, and shall not last for more than five minutes each time.

If a Shareholder violates rules under the preceding Paragraph or goes beyond the scope of topics for discussion in speaking, the chairperson may stop him/her from speaking.

13.	When an institutional person attends the Shareholders’ Meeting as a proxy, the institutional person may assign only one representative to attend the Meeting. When an institutional Shareholder assigns two or more representatives to attend the Shareholders’ Meeting, only one of them may speak for any single proposal.

14.	After a Shareholder present at the meeting speaks, the chairperson may reply in person or assign concerned personnel to reply.

15.	With respect to the discussion of a proposal, if the chairperson feels that a consensus has been reached where a vote can be taken on the proposal, he/she may announce that the discussion shall cease and the proposal be submitted for a vote.

16.	The chairperson shall appoint monitors and ballot keepers for voting on proposals. For qualifications, monitors must be Shareholders. The results of each vote shall be announced on the spot and made into the minutes.

17.	Unless otherwise provided by The Company Law or the Company’s Articles of Incorporation, a proposal shall be approved given consent by more than half of the votes of shares represented by Shareholders present. In voting, a proposal is considered approved if the chairperson receives no dissenting opinions after requesting, which has the same effect as in voting by ballot.

18.	Where there is an amendment or a substitution for a proposal, the chairperson shall determine the order in which they are to be voted on with the original proposal. If any of the proposals has been approved, the other shall be treated as rejected and not be voted on separately.

19.	The chairperson may instruct the inspectors (or security personnel) to assist in maintaining order in the meeting venue. While assisting in maintaining order at the venue, the inspectors (or security personnel) shall wear arm-bands reading “Inspector.”

20.	All matters not provided by the Rules shall be handled in accordance with The Company Law, relevant laws and regulations, as well as the Company’s Articles of Incorporation.

21.	The Rules shall come into force given the approval of the Shareholders’ Meeting, and so shall the amendment.

     Appendix II

Advanced Semiconductor Engineering, Inc.
Rules of Election for Directors and Supervisors

Article 1	Unless otherwise provided by The Company Law and the Company’s Articles of Incorporation, election of the Company’s Directors and Supervisors shall all be handled in accordance with the Rules specified herein.

Article 2	In the election of the Company’s Directors and Supervisors, each share shall have the voting right equivalent to the number of Directors or Supervisors to be elected. The Board of Directors shall produce and prepare ballots for distribution to Shareholders with the number equivalent to that of Directors or Supervisors to be elected.

The ballots stated in the preceding Paragraph may be all cast for one person or separately cast for several persons. The Shareholders whose received ballots represent more voting right are elected as Directors or Supervisors. In recording names of the voters, the attendance identification numbers printed on the ballots may be used instead. The ballots shall be produced and distributed by the Board of Directors according to the attendance identification numbers, and shall additionally bear the numbers of voting shares.

Article 3	In the election of the Company's Directors and Supervisors for vacancies prescribed in the Articles of Incorporation, the candidates winning more voting right from the votes received are elected. If two or more candidates receive the same number of voting right so as to have more winners than required, it shall be resolved by drawing lots, where the chairperson will draw lots on behalf of the absent winners. When a candidate is simultaneously elected as a Director and a Supervisor, he/she shall decide to serve either as a Director or as a Supervisor, and the vacancy will be filled by the candidate receiving the next most votes.

Article 4	When the election begins, the chairperson appoints several monitors and ballot keepers to perform various pertinent duties.

Article 5	If a voter is a Shareholder, he/she shall fill in the column of “Candidate” on the ballot with the candidate’s account name and the Shareholder’s account number; if the voter is not a Shareholder, he/she shall fill in the column with the candidate’s name and the uniform ID number. However, if a Governmental or Institutional Shareholder is a candidate, the voter shall fill in the column of “Candidate’s Account Name” on theballot with the name of the Government or Institution, and may also fill in the column with the name of the Government or Institution and the name of its representative; where there are several representatives, their names shall be separately filled out.

Article 6	A ballot shall be invalid under any of the following circumstances:
	1.	The ballot is not the one provided by the Rules.
	2.	The ballot is not placed into the ballot box or is left blank.
	3.	The handwriting is blurred and cannot be identified.
	4.	If the candidate stated is a Shareholder and its account name and Shareholder’s account number are inconsistent with those recorded on the Register of Shareholders; if the candidate stated is not a Shareholder and its name and uniform ID number are inconsistent after verification.
	5.	Any wordings other than the candidate’s account name (name), Shareholder’s account number (uniform ID number) and number of allocated voting right are written on the ballot.
	6.	The candidate’s account name (name) or Shareholder’s account number (uniform ID number) is not written.
	7.	There are names of two or more candidates written on the same ballot.

Article 7	Once all the ballots have been placed into the ballot box, the monitors will open the ballot box.

Article 8	If there is any doubt regarding a ballot, the monitor will examine the ballot to determine whether it shall be declared invalid. The ballots declared invalid shall be separately placed, and will be identified for their numbers of votes and voting right, and then handed over to the monitors to be marked invalid and signed/sealed after the vote counting is completed.

Article 9	When counting and announcing the ballots, the monitor will oversee the ballot keeper by the side, and the results will be announced by the chairperson on the spot.

Article 10	The Company will separately issue certificates of election to the elected Directors and Supervisors.

Article 11	The Rules shall come into force after having been adopted by the Shareholders’ Meeting, and so shall the amendment of the Rules.

Appendix III

Advanced Semiconductor Engineering, Inc.
Articles of Incorporation
(before revision)

Chapter I General Rules

Article 1	:	The Company is organized in accordance with the rules of The Company Law that govern companies limited by shares, and is named Advanced Semiconductor Engineering, Inc.
Article 2	:	The businesses operated by the Company:
		1.	Manufacture, assembly, reprocessing, testing and export of integrated circuits of various types.
		2.	Research and development, design, manufacture, assembly, reprocessing, testing and export of various computer, electronic, communications and information products, as well as their peripherals and parts.
		3.	General export/import trades, excluding businesses requiring special permission.
		4.	CC01080 Electronic components manufacturing industry
		5.	CC01990 Other electrical, electronic and mechanical equipment manufacturing industry (IC lead frame, BGA substrate and FC substrate)
		6.	F119010 Electronic material wholesale business
		7.	F219010 Electronic material retail business
		8.	I199990 Other consultant service (technological and consultant service of IC lead frame, BGA substrate and FC substrate)
		9.	I601010 Leasing business
		10.	Engagement in businesses that are not banned or restricted by law with the exception of businesses requiring permit.

Article 3	:	Where the Company invests in another company as a Limited Liability Shareholder, it is not subject to the restriction imposed by The Company Law providing that such investment shall not exceed a specified percentage of the total paid-in capital.
Article 4	:	The Company may provide external guarantees.
Article 5	:	The Company’s headquarters are located in the Nantz Processing Export Zone, Kaohsiung City, R.O.C. If necessary, branches, representative offices or operating offices may be established at other domestic/foreign locations given the resolution of the Board of Directors.

Chapter II Shares

Article 6	:	The total capital of the Company is NT$63,000,000,000 divided into 6,300,000,000 shares of NT$10 par value, within which NT$3,000,000,000 is reserved for issuance of employee stock option receipts. The Board of Directors is authorized to issue the unissued shares in batches in light of business needs.
Article 7	:	Share certificates of the Company are all registered in form, which shall be signed or affixed with seal by more than three Directors as well as duly attested before they can be issued.

Article 8	:	Title transfer of stocks shall all be suspended from within sixty days before the Annual Shareholders’ Meeting is held, within thirty days before the Shareholders’ Provisional Meeting is held, or within five days before the basis date for distribution of stock dividends and bonuses or other benefits determined by the Company.
Article 9	:	The Company’s processing rules of stock affairs shall fully comply with pertinent laws and regulations promulgated by the authorities concerned

Chapter III Shareholders’ Meeting

Article 10	:	The Company holds the Annual Shareholders’ Meeting and the Shareholders’ Provisional Meeting. The Annual Meeting is held once per year by the Board of Directors within six months after the end of each fiscal year according to law. The Provisional Meeting is convened when necessary according to law.
Article 11	:	To convene the Annual Shareholders’ Meeting and the Shareholders’ Provisional Meeting, the Company shall inform each Shareholder of the date, location and purpose of convening the meeting thirty days and fifteen days respectively before the meeting is held.
Article 12	:	Unless otherwise provided by The Company Law, a resolution of the Shareholders’ Meeting shall be adopted by consent of more than one half of the votes represented by the Shareholders present in a meeting attended by shareholders representing more than one half of the total issued shares.

Article 13	:	A Shareholder of the Company shall be entitled to one vote for each share held. However, the Company is entitled to no votes for shares held by itself according to law.
Article 14	:	If a Director that is unable to attend the Shareholders’ Meeting for whatever the reason, he/she may present a proxy statement printed by the Company, stating therein the scope of authorization to entrust a proxy to appear on his/her behalf. The above proxy statement shall be delivered to the Company five days before the Shareholders’ Meeting is held.
Article 15	:	Unless otherwise provided by The Company Law, the Shareholders’ Meeting shall be convened by the Board of Directors and presided by the Chairperson. If the Chairperson is on leave or unable to perform his/her duties for whatever the reason, Article 208 Paragraph 3 of The Company Law shall govern. If the Shareholders’ Meeting is convened by some person entitled to convene the meeting who is not a member of the Board of Directors, this person shall serve as the chairperson; where there are two or more persons entitled to convene the Meeting, one shall be nominated among them to serve.

Chapter IV Directors and Supervisors

Article 16	:	The Company shall have five to seven Directors and five Supervisors to be elected by the Shareholders’ Meeting from candidates with legal capacity. Each Director and Supervisor shall hold office for a term of three years, and may continue to serve in the office if re-elected.
Article 17	:	The Board of Directors shall be organized by the Directors. Its functions are as follows:
(1) Preparing the Business Plan.
(2) Making proposals regarding profit distribution or loss replenishment.
(3) Making proposals regarding capital increase/decrease.

		(4)	Reviewing and approving important rules and contracts.
		(5)	Appointing and dismissing the President of the Company.
		(6)	Establishing and dissolving branch organizations of the Company.
		(7)	Reviewing and approving budgets and actual budget.
		(8)	Other functions vested by The Company Law or by the resolution of the Shareholders’ Meeting.

Article 18	:	The Board of Directors shall be organized by the Directors, among whom one Director shall be elected as the Chairperson by consent of more than one half of the Directors present in a meeting attended by more than two thirds of all Directors, where one Vice Chairperson may also be elected among the Directors. The Chairperson represents the Company in public. When the Chairperson is on leave or unable to exercise his/her powers for whatever the reason, the acting Chairperson shall be designated in accordance with Article 208 of The Company Law.
Article 19	:	Unless otherwise provided by The Company Law, the Board Meeting shall be convened by the Chairperson according to law. The Meeting may be held at any location at home, or by video conference
Article 20	:	A Director may present a written proxy statement to entrust another Director as the proxy to attend the Board Meeting and exercise the voting right on his/her behalf, but each Director may act as a proxy for only one other Director.

Chapter V Manager

Article 21	:	The Company shall have one President, whose appointment, dismissal and remuneration shall be handled in accordance with Article 29 of The Company Law.

Chapter VI Accounting

Article 22	:	The Company’s fiscal year shall run from January 1 to December 31 each year. At the end of each fiscal year, the Board of Directors shall prepare the various statements and reports as required by The Company Law and submit them to the Annual Shareholders’ Meeting for ratification according to law.
Article 23	:	The Company’s net profits each year after the actual budget shall be distributed in the following order:
		(1)	Replenishment of losses.
		(2)	Allocation of 10% as the legal surplus reserve.
		(3)	Allocation of a special surplus reserve in accordance with laws or regulations set forth by the authorities concerned.
		(4)	For the unrealized portion of long-term investment profits calculated by the equity method that is not cash dividends, it may be listed as the special surplus reserve under the item of current profits, to be included for profit distribution after being realized.

Any remaining profits, if any, shall be distributed as follows:

		(5)	Allocation of 2%, inclusive, or less from the balance after the amounts mandated by Subparagraphs 1 to 4 above have been deducted as the remuneration for Directors and Supervisors.
		(6)	Allocation of 5% to 7% from the balance after the amounts mandated by

Subparagraphs 1 to 4 above have been deducted as the bonuses for employees. The 5% portion is distributed to all employees in accordance with the Rules of Bonus to Employees Distribution, and the Board of Directors is delegated with the authority to set separate rules for distribution of the portion in excess of 5% to specific employees for their specific contributions to the Company. .
(7) The Board of Directors shall be delegated to draw up a plan to distribute the remaining profits to Shareholders pro rata according to the percentage of shares held by each Shareholder. Employees referred to in Subparagraph 6 of the preceding Paragraph include employees of subsidiary companies that meet certain conditions, which are to be prescribed by the Board of Directors.

Article 24	:	The Company is currently in the business growth stage. To meet the capital needs for business development now and in the future and satisfy the requirements of shareholders for cash inflow, the Company’s dividend policy shall prioritize on appropriation of stock dividend, though cash dividend may also be in the order. In principle, however, the ratio of cash dividend shall not exceed 50%.
With respect to the percentage of cash dividends distributed referred to in the preceding Paragraph, the Board of Directors may then draw up a profit distribution proposal to be submitted to the Shareholders’ Meeting for resolution before implementation.

Chapter VII Supplementary Provisions

Article 25	:	The Articles of Incorporation and By-Laws of the Company shall be separately established.
Article 26	:	Any matters that are not completely provided by the Articles of Incorporation shall be handled in accordance with The Company Law.
Article 27	:	The Articles of Incorporation were established by the organizers’ meeting under the agreement of all organizers on March 11, 1984, and the first amendment was made on May 3, 1984.
The first amendment was made on May 3, 1984.
The second amendment was made on June 11, 1984.
The third amendment was made on June 25, 1984.
The fourth amendment was made on May 28, 1986.
The fifth amendment was made on July 10, 1986.
The sixth amendment was made on August 15, 1987.
The seventh amendment was made on May 28, 1988.
The eighth amendment was made on July 18, 1988.
The ninth amendment was made on September 1, 1988.
The tenth amendment was made on October 30, 1988.
The eleventh amendment was made on November 24, 1988.
The twelfth amendment was made on December 5, 1988.
The thirteenth amendment was made on February 21, 1989.

The fourteenth amendment was made on December 11, 1989.
The fifteenth amendment was made on March 31, 1990.
The sixteenth amendment was made on March 30, 1991.
The seventeenth amendment was made on April 11, 1992.
The eighteenth amendment was made on April 28, 1993.
The nineteenth amendment was made on March 21, 1994.
The twentieth amendment was made on March 21, 1995.
The twenty-first amendment was made on April 8, 1996.
The twenty-second amendment was made on April 12, 1997.
The twenty-third amendment was made on March 21, 1998.
The twenty-fourth amendment was made on June 9, 1999.
The twenty-fifth amendment was made on July 11, 2000.
The twenty-sixth amendment was made on June 1, 2001.
The twenty-seventh amendment was made on June 21, 2002.
The twenty-eighth amendment was made on June 21, 2002.
The twenty-ninth amendment was made on June 19, 2003.
The thirtieth amendment was made on June 19, 2003.
The thirty-first amendment was made on June 15, 2004.
The thirty-second amendment was made on June 30, 2005.

Appendix IV

Status of Holdings by Directors and Supervisors

1.	Pursuant to Article 26 of the Securities Transaction Law, the minimum number of shares required to be held by all Directors of the Company is 228,840,649 shares, and the minimum number of shares required to be held by all Supervisors of the Company is 22,884,065 shares.

2.	The shareholding status of individuals and all Directors and Supervisors of the Company recorded on the Register of Shareholders as of the beginning date when ownership transfer stops for the Shareholders’ Meeting (April 23, 2006) is as follows:

April 23, 2006
Title	Name	Current Holdings
		Number of shares	As a percentage of holdings
Chairman	Jason C. S Chang	40,896,026	0.89%
Vice Chairman	Richard H. P. Chang	57,394,918	1.26%
Directors	A.S.E. Enterprises Limited Represented by: Chin Ko-Chien	803,869,512	17.58%
	Represented by: Joseph Tung
	Represented by: Chen Chun-Yi
	Represented by: Tien-Yu Wu
Director	Alan Cheng	383,100	0.01%
Supervisor	Feng Mei-jean	73,725,050	1.61%
Supervisors	A.S.E. Enterprises Limited Represented by: John Ho	803,869,512	17.58%
	Represented by: Raymond Lo
	Represented by: Liu Hsiao-Ming
	Represented by: Tseng Yuan-Yi

Note 1:	Until the date when ownership transfer stops for the Shareholders’ Meeting, the number of shares held by all Directors of the Company is 902,543,556 shares in total, which complies with Article 26 of the Securities Transaction.

Note 2:	Until the date when ownership transfer stops for the Shareholders’ Meeting, the number of shares held by all Supervisors of the Company is 877,594,562 shares in total, which complies with Article 26 of the Securities Transaction Law.

Appendix V

Status of Distribution of Bonus to employees and Remuneration for
Directors and Supervisors under the Profit Distribution Proposal

Approved by the Board of Directors

1.	Proposing to distribute employee cash bonus, stock dividend and remuneration for Directors and Supervisors: None (Note)

2.	Proposing to distribute shares for employee stock bonus that accounts for the percentage of capital increase by earned surplus: N/A

3.	The estimated earnings per share under the proposed distribution of the bonus to employees and remuneration for Directors and Supervisors under consideration: N/A

Note:	In 2005, the Company suffered a net loss in operation and, therefore, there was no proposal to distribute earned surplus for employee cash bonus, stock dividend or remuneration for Directors and Supervisors.

Appendix VI

Impact of Gratuitous Stock Dividend Distribution on the Company’s
Operating Performance and Earnings Per Share

Year			Year 2006 (Estimate)
Item
Beginning paid-in capital (unit: NT$’000)			45,573,723
Status of distribution of shares and dividends for the year in question	Cash dividend per share		None (Note 1)
Number of shares distributed for each share in earned surplus-turned capital increase
Number of shares distributed for each share in capital reserve-turned capital increase
Status of change of operating performance	Operating profits		N/A (Note 2)
Increase (decrease) ratio of operating profits compared to the same period last year
After-tax net earnings
Increase (decrease) ratio of after-tax net earnings compared to the same period last year
Earnings per share (retroactive adjustment)
Increase (decrease) ratio of earnings per share compared to the same period last year
Average annual rate of return (counting average annual P/E ratio in reverse)
Projected earnings per share and P/E Ratio	If earned surplus-turned capital increase is completely replaced by distribution of cash dividends	Projected earnings per share
Projected average annual rate of return
	If capital reserve-turned capital increase is not conducted	Projected earnings per share
Projected average annual rate of return
	If capital reserve-turned capital increase is not conducted and earned surplus-turned capital increase is distributed in cash dividend instead	Projected earnings per share
Projected average annual rate of return

Note 1:	In 2005, the Company suffered a net loss in operation and, therefore, there was no proposal to distribute earned surplus for employee cash bonus, stock dividend or remuneration for Directors and Supervisors.
Note 2:	According to the “Guidelines for Handling Financial Forecast Information of Public Companies,” the Company need not publicly disclose the financial forecast for year 2006.

President: Jason C.S. Chang	Manager: Richard H.P. Chang	Accountant Manager: Joseph Tung